                   [PEGASUS AIRCRAFT PARTNERS II, L.P.- LOGO]




                                      1995
                                     ANNUAL
                                     REPORT

                       PEGASUS AIRCRAFT PARTNERS II, L.P.




                                    CONTENTS
                                  ------------





                               PRESIDENTS' LETTER
                                      THREE


                                 ASSET ACTIVITY
                                      FIVE


                              FINANCIAL HIGHLIGHTS
                                       SIX


                           ESTIMATED ANNUAL VALUATIONS
                                      SEVEN


                                  LOOKING AHEAD
                                      NINE


                          SUMMARY OF AIRCRAFT PORTFOLIO
                                       TEN


                      ANSWERS TO FREQUENTLY ASKED QUESTIONS
                                     TWELVE


                              FINANCIAL STATEMENTS
                                    THIRTEEN


                           MANAGEMENT'S DISCUSSION AND
                       ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS
                                     THIRTY


                              PARTNERSHIP DIRECTORY
                                   THIRTY-FIVE

                       PEGASUS AIRCRAFT PARTNERS II, L.P.




                                   PRESIDENTS'
                                 ---------------
                                     LETTER

                                 APRIL 30, 1996



Dear Limited Partners:

Enclosed is the Annual Report for the year ended December 31, 1995 for Pegasus Aircraft Partners II, L.P.

The Partnership's revenues for the year ended December 31, 1995 (consisting primarily of rents and interest income) were approximately $14.6 million versus $16.0 million for 1994. Net income for the year was approximately $2.0 million ($0.28 per $20.00 Unit) versus approximately $1.4 million ($0.19 per $20.00
Unit) for 1994. Revenues for 1995 were down versus 1994 primarily due to the decline in lease revenue from the Airbus A-300. Net income was up despite the reduction in revenue due to the lack of depreciation expense relating to the Airbus A-300 and less of a provision for the decline in the market value of the Partnership's aircraft in 1995 versus 1994. The $3.8 million Airbus A-300 lease termination payment, along with the current value of the two Boeing 727s received from Continental, were primarily accounted for as a partial recovery of the cost incurred in acquiring the aircraft; therefore, they did not significantly impact revenues or income.

The Partnership declared cash distributions of $1.60 per $20.00 Unit in 1995, representing an annual distribution rate of 8.0% of contributed capital. Cumulative cash distributions through year-end 1995 totaled $11.62 per $20.00 Unit for those investors admitted in the first closing. Under current market conditions, the ultimate value received at the time of the sale of the aircraft will generally be less than the original cost. Therefore, at least a portion of each distribution during the life of the Partnership will constitute a return of capital.

Using both the present value of lease payments under existing leases and estimated aircraft residual values, the Partnership's aircraft portfolio was independently appraised as of December 31, 1995 at a value of $70.1 million, down from $86.5 million at year-end 1994. Based upon an assumed liquidation at the appraised value of the Partnership's aircraft plus the remaining net assets of the Partnership, the 1995 year-end estimated annual valuation is $9.65 per $20.00 Unit, down from $10.91 per $20.00 Unit at year-end 1994. Appraised residual values of the aircraft, excluding leases, increased from last year, in part due to two Boeing 727 aircraft received as partial consideration for cancelling the A-300 Continental lease. The present value of future rents declined because of the receipt of rents and the cancellation of the A-300 lease, although this decline was partially offset by the present value of the rents for the two Boeing 727s. As described in the "Estimated Annual Valuations" section of this report (page seven), there can be no assurance that the Partnership would receive the appraised values if the portfolio of aircraft were liquidated today.

As discussed in the 1995 third quarter report, due to uncured defaults by Akdeniz Air Mediterranean ("Akdeniz"), the Partnership was forced to repossess its Airbus A-300. Also, during the third quarter of 1995, the Partnership and Continental settled the Airbus A-300 lease and restructured the McDonnell Douglas DC-10 lease. As settlement for the Airbus A-300 lease, the Partnership received from Continental $3.8 million and title to two Boeing 727 aircraft, currently on lease to Continental. In exchange for amending the lease expiration date for the McDonnell Douglas DC-10 to October 31, 1996 from May 31, 1997 and reducing the monthly rental payments from $252,000 to $135,000, the Partnership received a cash payment of $3.1 million from Continental. This payment will be recognized ratably over the new lease term.

The Partnership continues to seek a new lessee for the Airbus A-300. However, due to weak demand for such aircraft, it may take some time for the Partnership to identify a new lessee, and, if a lessee is found, the lease rate would likely be substantially less than under the Continental lease.

The number of used aircraft available for sale or lease at year-end 1995 fell to 473 from 534 last year. The number of used aircraft is representative of those aircraft that are either currently parked or readily available but



                                      THREE
does not include fleet retirements announced or known to the industry. The number of narrow-bodies available for sale or lease declined by 12.8% in 1995 while the number of wide-bodies available for sale or lease, such as the Airbus A-300 owned by the Partnership, declined by only 9.3%.

In general, the U.S. airline industry enjoyed a continuing turnaround in 1995, with net earnings exceeding $2.0 billion. This represents the first year of positive earnings since 1989 and tops the previous record set in 1988. The airlines benefited during 1995 from previously implemented cost cutting programs, increases in passenger traffic, relatively stable fares and an increasing load factor (the measure of passengers flying as compared to the number of available seats).

In the context of strong industry performance, the Partnership's lessees experienced varying results. Continental Airlines recovered from its failed Cal Lite low fare initiative and reported earnings of $224 million in 1995 (including a $30 million gain relating to a joint venture transaction) versus a loss of $613 million in 1994 (including non-recurring charges of $447 million). Continental's revenues remained relatively stable in 1995. TWA successfully emerged from its prepackaged bankruptcy in August 1995 and reported a net loss of $227 million in 1995 (including a $58 million non-cash expense related to distribution of stock to employees and a $144.4 million extraordinary gain) versus a net loss of $436 million in 1994 (including a $2 million extraordinary charge). TWA's revenues were relatively unchanged in 1995. USAir reported 1995 net income of $119 million versus a net loss of $685 million in 1994 (including a charge of $254.5 million). USAir's revenues increased slightly in 1995 and the company continues to struggle with one of the industry's higher cost structures. Both USAir and TWA also continue to face significant competition from lower fare carriers. Kiwi, an employee owned company, also was buoyed by the industry fundamentals and is reported to have achieved a breakeven year in 1995. However, Kiwi has to date been unable to attract additional outside capital. Aeromexico successfully completed a significant financial restructuring in 1995. With relatively flat revenues, Aeromexico's net loss for 1995 narrowed to approximately $18 million from approximately $441 million in 1994 (the company benefitted significantly in 1995 from a gain in monetary position of approximately $208 million).

The amount of future cash distributions will depend on the ability of the Partnership's lessees to meet their obligations to the Partnership, particularly Kiwi, on the Partnership's ability to re-lease the Airbus A-300 and the renewal or re-marketing of the McDonnell Douglas DC-10 at its October 1996 lease expiration. The Partnership distributed $0.40 per $20.00 Unit for the first quarter of 1996, which was paid in April 1996. Including this distribution, cumulative distributions to date for those investors admitted in the first closing total $12.02 per $20.00 Unit.

If you have any questions, please call the Partnership at (800) 234-7342.

Sincerely,


/s/ Richard S. Wiley                             /s/ Clifford B. Wattley
- --------------------                             -----------------------
Richard S. Wiley                                 Clifford B. Wattley
President                                        President
Pegasus Aircraft Management Corporation          Air Transport Leasing, Inc.



                                      FOUR

                       PEGASUS AIRCRAFT PARTNERS II, L.P.



                                      ASSET
                                  ------------
                                    ACTIVITY

As part of TWA's restructuring program announced in October 1994, the Partnership agreed to a partial deferral of lease payments with respect to the L-1011 and the MD-82, which have monthly lease payments of $130,000 and $185,000, respectively. Both rents were reduced from November 1994 through April 1995. TWA began repaying the deferred rents May 1, 1995 at an interest rate of 12%. The lease term for the MD-82 has also been extended by 72 months.

Kiwi did not pay to the Partnership its regularly scheduled January, February or March 1995 rent. Under the terms of the original leases, Kiwi had the option of deferring the payment of one month's rent per twelve months to the end of the lease term and it exercised the option relative to the January rents. The Partnership and Kiwi agreed to defer February's and half of March's rent and Kiwi agreed to extend both leases to December 1999. Kiwi has repaid all of the 1995 deferred rent with interest. Kiwi was late in making its February and March 1996 lease payments. Kiwi, like all airlines, will be required to have 50% of its fleet achieve Stage III noise standards by December 31, 1996. To comply, it is likely that Kiwi will request the Partnership to hushkit one or both of the aircraft the Partnership leases to Kiwi. If the Partnership elects not to hushkit an aircraft, Kiwi could return the aircraft to the Partnership and the Partnership would need to find a new lessee.

The Partnership and Continental agreed to amend the lease expiration date for the McDonnell Douglas DC-10 to October 31, 1996 from May 31, 1997. In addition, the Partnership agreed to reduce the monthly lease payments from $252,000 to $135,000 and received a cash payment of $3.1 million from Continental for agreeing to the reduction in rate and shortening the lease.

In addition, Continental and the Partnership agreed to an early termination of the lease for the Airbus A-300 and subsequently completed settlement negotiations. The Partnership received a cash payment of $3.8 million and title to two Boeing 727 aircraft, currently on lease to Continental.

In June 1995, after recovering the Airbus A-300 from Continental, the Partnership entered into a lease agreement with Akdeniz for an average monthly rental payment of $117,000. The Partnership repossessed the aircraft during the fourth quarter and is currently evaluating its legal options against Akdeniz regarding payment of outstanding amounts due, although the timing and actual recovery of additional amounts is uncertain. The Partnership is seeking a new lessee for the Airbus A-300.



                                      FIVE

                       PEGASUS AIRCRAFT PARTNERS II, L.P.



                                    FINANCIAL
                                  ------------
                                   HIGHLIGHTS
                    (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)



                                                 AS OF DECEMBER 31 OR FOR THE YEAR ENDED DECEMBER 31
- -------------------------------------------------------------------------------------------------------------
                                         1995           1994          1993             1992            1991

OPERATING RESULTS
Total Rental Revenues                  $14,026        $15,537        $14,985        $ 14,556        $  15,225
Net Income (Loss)                        2,019          1,413          1,549           1,949           (2,616)


PER UNIT RESULTS
Net Income (Loss)                         0.28           0.19           0.21            0.27            (0.36)
Distributions(1)                          1.60           1.60           1.60            1.90             1.85
Weighted Average
   Cash Flow from
   Operating Activities(2)                2.40           1.94           1.48            1.46             2.26

FINANCIAL CONDITION
Total Assets                            80,799         86,051         95,842         101,690          112,119
Total Long-Term Debt                     6,638          7,382          7,735           4,000             --
Total Partners' Equity(3)               63,367         73,073         83,385          93,561          105,535

(1) Distribution amounts are reflected during the period in which the cash for the distributions was generated and a portion of each distribution is a return of capital. Distributions declared in a fourth quarter of a year are reflected in that year, although actually paid in January of the following year. Distribution amounts shown are applicable to limited partners admitted in the initial closing.

(2) Cash generated from operating activities before the net effect of advances and repayments of advances to lessees, capital improvements to aircraft, debt service, the funding of the cash collateral account established with respect to the tax benefit transfer lease with USAir and distributions to partners.

(3) Total Partners' Equity is reduced annually by the amount that distributions exceed net income.

                                       SIX

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


                                    ESTIMATED
                              ---------------------
                                ANNUAL VALUATIONS

At year-end 1995, the Partnership engaged an independent appraisal firm to estimate at year-end 1995 the aircraft's value using existing lease rates and forecasts of residual values for the aircraft at the end of each of the leases. The appraiser assumed an inflation rate of 3.5% per annum and discounted future cash flows at 10% to obtain the valuation at year-end 1995. Appraisals of aircraft are only estimates of current values and involve many assumptions. There are no assurances that the Partnership could receive an amount equal to these appraised values now or when the Partnership ultimately sells the aircraft. The ultimate residual values of the aircraft depend heavily on, among other factors, the condition of the aircraft, the then cost of new aircraft as compared to used aircraft, rates of inflation and supply and demand of used aircraft at the time they are sold.

Once the appraised values were provided to the General Partners, the General Partners calculated an estimated year-end value per Unit assuming a liquidation at the appraised values and taking into account the allocation provisions of the Partnership Agreement. Thus, the estimated year-end valuation represents the net book value of the Partnership's assets, adjusted for the appraised values, net of certain liquidation expenses. The General Partners then calculated the estimated annual valuation allocable to each Partnership Unit, but did not take into account any discount to reflect the fact that there is no public market for the Units. As of December 31, 1995, the estimated annual valuation was $9.65 per $20.00 Unit, which is a decline of $1.26 from the year-end 1994 estimated annual valuation of $10.91 per $20.00 Unit. There can be no assurance that the Partnership would receive the appraised values for the aircraft if liquidated today. Also, the estimated annual valuation does not necessarily represent the amount of benefits an investor will realize if an investor continues to hold Units through the life of the program.

The 1995 estimated annual valuation of $9.65 is comprised of two components:
$4.55 per Unit is the estimated residual value of the aircraft and $5.10 per Unit is the present value of the lease payments, net of the liquidation of the Partnership's liabilities. The reduction in the estimated annual valuation from 1994 is primarily attributable to the distribution to limited partners of cash generated in 1995 (which was part of the 1994 estimated annual valuation).

As you are aware, the Partnership Units were designed for long-term investment. While the values for most other securities are generally obtained by looking at market trading prices as quoted on the stock exchanges, the Units are not traded on any organized stock exchange and only a limited number of shares change hands during the year. As a result, prices obtained from isolated secondary market transactions may not be a reliable indicator of the value of a Unit in the Partnership.

The General Partners are aware that, pursuant to the regulations of the Internal Revenue Service (the "IRS"), custodians of Individual Retirement Accounts ("IRAs") annually provide to the IRS and IRA holders year-end estimated values for securities held in their clients' IRA accounts. Some custodians may choose to meet this obligation by obtaining estimated values of limited partnership interests from a third party valuation firm, which estimates may differ from the estimated annual valuation reported in this Annual Report due to, among other things, differences in methodology. Further, independent valuation firms may discount their values to account for a lack of marketability, lack of control and other relevant factors to arrive at their third party estimated values. Investors should discuss with their custodian any questions they have about estimates of value communicated by that custodian.



                                      SEVEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.




                SUMMARY OF APPRAISED VALUES OF AIRCRAFT PORTFOLIO
                -------------------------------------------------
                      AS OF DECEMBER 31, 1995 (IN MILLIONS)



                                                                                                       Estimated
                                                                                      Estimated   +   Present Value   =    Total
                                        Current                        Acquisition    Residual          of Lease         Appraised
Aircraft                                Lessee                           Costs(1)     Value(3)         Payments(3)         Value
- ----------------------------------------------------------------------------------------------------------------------------------
MCDONNELL                               Aeromexico
DOUGLAS DC-9                            Airlines                       $    8.9       $   2.5           $   1.4           $   3.9
- ----------------------------------------------------------------------------------------------------------------------------------
MCDONNELL                               Aeromexico
DOUGLAS DC-9                            Airlines                            8.9           2.5               1.4               3.9
- ----------------------------------------------------------------------------------------------------------------------------------
MCDONNELL                               Continental
DOUGLAS DC-10                           Micronesia                         18.3           6.2               1.3               7.5
- ----------------------------------------------------------------------------------------------------------------------------------
MCDONNELL
DOUGLAS MD-81(2)                        USAir, Inc.                        10.0           3.7               2.6               6.3
- ----------------------------------------------------------------------------------------------------------------------------------
MCDONNELL                               Trans World
DOUGLAS MD-82                           Airlines, Inc.                     21.0           4.1              13.0              17.1
- ----------------------------------------------------------------------------------------------------------------------------------
AIRBUS INDUSTRIE(5)                     Currently
A-300                                   off lease                          28.1           7.6               --                7.6
- ----------------------------------------------------------------------------------------------------------------------------------
LOCKHEED                                Trans World
L-1011                                  Airlines, Inc.                     17.7           3.1               3.7               6.8
- ----------------------------------------------------------------------------------------------------------------------------------
BOEING 727-200                          Kiwi International
ADVANCED                                Air Lines, Inc.                    11.7           1.2               4.5               5.7
- ----------------------------------------------------------------------------------------------------------------------------------
BOEING 727-200                          Kiwi International
NON-ADVANCED                            Air Lines, Inc.                     7.0           0.5               2.4               2.9
- ----------------------------------------------------------------------------------------------------------------------------------
BOEING 727-200(4)                       Continental
ADVANCED                                Airlines, Inc.                      4.5           1.5               2.9               4.4
- ----------------------------------------------------------------------------------------------------------------------------------
BOEING 727-200(4)                       Continental
ADVANCED                                Airlines, Inc.                      4.1           2.1               1.9               4.0
- ----------------------------------------------------------------------------------------------------------------------------------
    1995 TOTAL                                                         $  140.2(6)    $  35.0           $  35.1           $  70.1
                                                                     -------------------------------------------------------------
    1994 TOTAL                                                         $  131.6       $  30.2           $  56.3           $  86.5
                                                                     -------------------------------------------------------------

(1) Acquisition costs do not include acquisition-related fees of $3.0 million paid to the General Partners. The amounts shown include capital expenditures of $26,000, $0.3 million and $2.2 million incurred during 1995, 1994 and 1993, respectively. (Such amounts include the Boeing 727-200 advanced.)

(2) The aircraft is owned 50% by the Partnership. The remaining 50% is held by an affiliated partnership, Pegasus Aircraft Partners, L.P.

(3) To calculate the present value, a 10% discount was applied to the future lease payments and to the estimated residual value at the end of the current lease term.
(4) The Partnership received these aircraft in 1995 as a part of the Airbus A-300 settlement with Continental. Acquisition costs represent appraised value at the time the Partnership took title. Reduction in 12/31/95 appraised value represents the effect of one month's lease payment.

(5) Aircraft is off lease. Appraised value represents approximate current market value unencumbered by lease and does not include the estimated $1.4 million in maintenance costs likely to be incurred during 1996.

(6) Difference between 1995 and 1994 is primarily a result of the two Boeing 727 aircraft described in footnote 4.

                                      EIGHT

                       PEGASUS AIRCRAFT PARTNERS II, L.P.



                                     LOOKING
                                  -------------
                                      AHEAD

As previously discussed, the Partnership's Airbus A-300 was off lease at December 31, 1995 and the Partnership is currently re-marketing the aircraft. The Partnership will likely incur an estimated expense of $1.4 million for a heavy maintenance check prior to delivery of the Airbus A-300. As settlement for the A-300 lease, the Partnership received from Continental a cash payment of $3.7 million and title to two Boeing 727s on lease to Continental.

Of the remaining ten aircraft owned by the Partnership, nine have leases scheduled to expire between 1998 and 2004 and one aircraft, the McDonnell Douglas DC-10, has a lease with Continental Micronesia scheduled to expire in October 1996, unless renewed. As consideration for the restructuring of the lease for this aircraft, the Partnership received a cash payment of $3.1 million. The Partnership is currently exploring renewal and other opportunities with respect to this aircraft.

Because of the need to have 50% if its fleet meet Stage III aircraft noise levels by year-end, Kiwi may request that the Partnership hushkit (upgrade to Stage III) one or both of the Boeing 727 aircraft leased to Kiwi. If requested by Kiwi and agreed to by the Partnership, the hushkitting is expected to cost the Partnership approximately $1.9 million for the non-advanced aircraft and $3.0 million for the advanced aircraft. If the Partnership elects not to hushkit the aircraft, Kiwi can return the aircraft and the Partnership would need to find a new lessee.

The timing and expenses associated with the re-marketing of the Partnership's Airbus A-300 and the possible re-marketing of the McDonnell Douglas DC-10, the potential hushkitting of the Kiwi aircraft and Kiwi's continued liquidity concerns could all impact the Partnership's future cash flow. As a result, future cash distributions to partners, which are paid out of cash flow from operations, will continue to be determined on a quarter by quarter basis. The distribution for the first quarter of 1996, paid on April 25, 1996, was $0.40 per Unit, or an annualized rate of 8% of contributed capital.



                                      NINE

                       PEGASUS AIRCRAFT PARTNERS II, L.P.



                                   SUMMARY OF
                              --------------------
                               AIRCRAFT PORTFOLIO

                       AS OF DECEMBER 31, 1995 (UNAUDITED)

                                                                                                         1995           CURRENT
                                                                    PARTNERSHIP      ACQUISITION       APPRAISED         LEASE
                                                    MANUFACTURE     ACQUISITION         COST(1)         VALUE(2)      ORIGINATION
CURRENT LESSEE           AIRCRAFT TYPE                 DATE            DATE          ($ MILLIONS)     ($ MILLIONS)        DATE

AEROVIAS DE MEXICO       McDonnell Douglas
S.A. DE C.V              DC-9-31                       1970            1990          $    8.9          $    3.9           1992

AEROVIAS DE MEXICO       McDonnell Douglas
S.A. DE C.V              DC-9-31                       1971            1990               8.9               3.9           1992

CONTINENTAL              McDonnell Douglas
MICRONESIA, INC          DC-10-10                      1973            1989              18.3               7.5           1989

Currently                Airbus Industrie
off lease                A-300-B4-103                  1979            1990              28.1               7.6            (10)

KIWI INTERNATIONAL       Boeing 727-200
AIR LINES, INC           (Non-Advanced)                1970            1989               7.0               2.9           1993

KIWI INTERNATIONAL       Boeing 727-200
AIR LINES, INC           (Advanced)                    1973            1990              11.7               5.7           1993

CONTINENTAL              Boeing 727-200(11)
AIRLINES, INC            (Advanced)                    1973            1995               4.5               4.4           1995

CONTINENTAL              Boeing 727-200(11)
AIRLINES, INC            (Advanced)                    1973            1995               4.1               4.0           1995

TRANS WORLD              McDonnell Douglas
AIRLINES, INC            MD-82                         1983            1989              21.0              17.1           1989

TRANS WORLD              Lockheed
AIRLINES, INC            L-1011                        1974            1990              17.7               6.8           1990

USAIR, INC               McDonnell Douglas
                         MD-81(5)                      1982            1989              10.0               6.3           1989
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                                     $  140.2             $70.1


(1) Acquisition costs do not include acquisition-related fees of $3.0 million paid to the General Partners. The amounts shown include capital expenditures of $26,000, $0.3 million and $2.2 million incurred during 1995, 1994 and 1993, respectively. (Such amounts include the two Boeing 727 advanced received in connection with the A-300 settlement.)
(2) The December 1995 appraised values were determined by an independent aircraft appraisal firm. It should be noted that appraisals are only estimates of value and should not be relied on as measures of realizable value.
(3) Lease expiration dates do not include renewal options.
(4) Cumulative flight cycles and cumulative flight hours are current as of December 1995 except with respect to the USAir MD-81, which is as of February 2, 1996 and the Aeromexico DC-9 aircraft, which are as of February 4, 1996. This information as well as the anticipated prospective utilization of the aircraft under its lease and the age of the aircraft are significant in determining the status of the aircraft vis a vis compliance with aging aircraft Airworthiness Directives issued by the FAA. The cumulative flight cycle thresholds are as follows: Boeing 727-60,000; Boeing 737-75,000; Boeing 747-20,000; McDonnell Douglas DC9-100,000;
    McDonnell Douglas MD80-75,000 and the McDonnell Douglas DC10-42,000. The cycle aging modifications are not expected to be due to be performed until approximately the end or beyond the end of each of the leases. The aircraft age threshold is 20 years.
(5) The aircraft is owned 50% by the Partnership. The remaining 50% is held by an affiliated partnership, Pegasus Aircraft


                                       TEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.




      CURRENT                       TOTAL LEASE           MAINTENANCE
      ANNUAL          CURRENT        PAYMENTS            COST INCURRED         STAGE OF
       LEASE           LEASE         RECEIVED          BY THE PARTNERSHIP       NOISE        CUMULATIVE      CUMULATIVE
     PAYMENTS       EXPIRATION    FROM INCEPTION         FROM INCEPTION       ABATEMENT        FLIGHT          FLIGHT
   ($ MILLIONS)       DATE(3)    THROUGH 12/31/95(6)    THROUGH 12/31/95      COMPLIANCE       HOURS(4)       CYCLES(4)


      $0.9             1997            $4.1                   $0.5             Stage II         56,919         54,423


       0.9             1997             4.0                    1.1             Stage II         62,232         59,680


       1.6             1996            19.3(12)                -               Stage III        73,422         26,771


        -                -             17.8(13)                -               Stage III        46,107         19,527


       0.7             1999             3.9                    0.4             Stage II         71,246         52,524


       1.4             1999             8.4                    0.0             Stage II         55,574         28,797


       1.0             1999             0.1                    0.0             Stage II         66,608         47,954


       1.0             1998             0.1                    0.0             Stage II         66,061         47,980


       2.2             2004(8)         13.9                    0.0             Stage III        38,455         19,940


       1.5             1998            12.8                    0.0             Stage III        60,605         22,694


       1.2             1998(9)          7.6                    0.0             Stage III        38,405         35,312

- --------------------------------------------------------------------------------

     Partners, L.P. Acquisition cost, 1995 appraised value and current annual lease payment reflect 50% interest.
(6) Such amounts reflect all rents received in respect to the referenced aircraft.
(7) The current lease origination date represents either the date that the aircraft was delivered to the current lessee or the date that the Partnership assumed the lease from the prior owner.
(8) Reflects lease extension for six years at current lease rate pursuant to overall deferral agreements with TWA.
(9) If USAir does not renew the lease for an initial three year renewal period, the Partnership is entitled to a lease termination payment.
(10) Aircraft is off lease. Appraised value represents approximate current market value unencumbered by lease.
(11) The Partnership received these aircraft as a part of the Airbus A-300 settlement with Continental. Acquisition costs represent appraised value at the time the Partnership took title. Reduction in 12/31/95 appraised value represents the effect of one month's lease payment.
(12) Includes rentals earned through 12/31/95 under generally accepted accounting principles in connection with the DC-10 lease restructuring.
(13) Reflects rentals earned through 12/31/95 under generally accepted accounting principles in connection with the A-300 lease settlement and excludes amounts accounted for under the cost recovery method.



                                     ELEVEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.



                              ANSWERS TO FREQUENTLY
                            -------------------------
                                 ASKED QUESTIONS


1. WHY IS THE ESTIMATED ANNUAL VALUATION OF MY INVESTMENT IN THE PARTNERSHIP LOWER THAN LAST YEAR?

The primary reason for lower estimated valuations at year-end 1995 is that during the year, investors received distributions, part of which were deemed to be a return of capital.


2. HOW IS AN INVESTOR'S ORIGINAL CAPITAL RETURNED?

Because aircraft are depreciating assets in the current market and are expected to be in the foreseeable future, at least a portion of the cash distributions to a limited partner paid from lease revenues reflects a return of capital. Thus, original capital is returned gradually over time, as part of each quarterly cash distribution. The total return to an investor will depend on lease renewal rates, lease terms, aircraft sales proceeds and other factors and cannot be determined until the dissolution of the Partnership.


3. WHY ARE THE PRICES THAT I COULD RECEIVE ON THE SECONDARY MARKET BELOW THE ESTIMATED VALUE OF MY INVESTMENT IN THIS PARTNERSHIP?

The secondary market is not an organized market or exchange, but a way that investors might sell their investment if they have to prior to the liquidation of the Partnership. Limited Partnership units do not trade in the same manner or to the same extent as equity securities, and secondary market prices generally are not a reliable indicator of the value of an investment in a limited partnership. The lack of an organized market for limited partnership interests complicates efforts to report valuation information for these investments. Thus, these estimates are often based on estimates of the future performance of the aircraft leases and the liquidation value of the aircraft, which can be difficult to assess. In addition, there are currently more potential sellers than buyers, so prices have remained low. Because of this imbalance, the resale process is not considered to be an efficient marketplace. That is, the prices paid typically do not reflect the estimated value of the underlying assets if held to maturity, but are instead the result of sellers who are willing to accept low prices because of their immediate need for liquidity.


4. HOW MUCH LONGER DO YOU ANTICIPATE THE PARTNERSHIP TO BE IN EXISTENCE?

The portfolio of aircraft or individual aircraft will be sold when the General Partners feel it is in the best interest of the Partnership to do so, subject to the existing lease and resale market. Depending on the creditworthiness of a lessee, an aircraft with a lease in place may be more valuable than one without. The General Partners still believe 1997-2001 to be a good estimate although, with current market conditions, the latter part of that time frame is more likely. The Partnership will be liquidated when all aircraft are sold, either individually or as a portfolio, the business is concluded and final distributions have been made.



                                     TWELVE

                       PEGASUS AIRCRAFT PARTNERS II, L.P.



                                    FINANCIAL
                                  -------------
                                   STATEMENTS




                                 BALANCE SHEETS
                                    FOURTEEN


                              STATEMENTS OF INCOME
                                     FIFTEEN


                         STATEMENTS OF PARTNERS' EQUITY
                                     SIXTEEN


                            STATEMENTS OF CASH FLOWS
                                    SEVENTEEN


                          NOTES TO FINANCIAL STATEMENTS
                                    EIGHTEEN


                        REPORT OF INDEPENDENT ACCOUNTANTS
                                   TWENTY-NINE





                                    THIRTEEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.




                                 BALANCE SHEETS
                                 --------------
                        (IN THOUSANDS, EXCEPT UNIT DATA)

                                                                                         DECEMBER 31
                                                                         ------------------------------------------
                                                                          1995                               1994

ASSETS
Cash and cash equivalents (Note 4)                                       $11,955                           $  4,513
Restricted cash (Notes 1 and 5)                                            2,104                              1,821
Rent and other receivables (Note 5)                                        2,557                              3,569
Aircraft, net (Notes 5 and 9)                                             63,482                             75,690
Other assets                                                                 701                                757
- -------------------------------------------------------------------------------------------------------------------
   Total Assets                                                          $80,799                            $86,350
- -------------------------------------------------------------------------------------------------------------------

LIABILITIES AND PARTNERS' EQUITY

   LIABILITIES:
   Accounts payable and accrued expenses                                $    148                         $       90
   Payable to affiliates (Note 7)                                            893                                451
   Interest payable                                                           46                                 48
   Maintenance reserves payable (Notes 1 and 5)                            2,104                              1,436
   Notes payable (Note 6)                                                  6,638                              7,382
   Deferred income (Note 5)                                                4,672                                939
   Distributions payable to partners                                       2,931                              2,931
- -------------------------------------------------------------------------------------------------------------------
     Total Liabilities                                                    17,432                             13,277
- -------------------------------------------------------------------------------------------------------------------

   CONTINGENCIES (Note 5)

   PARTNERS' EQUITY:
   General Partners                                                         (816)                              (719)
   Limited Partners (7,255,000 units outstanding
     in 1995 and 1994)                                                    64,183                             73,792
- -------------------------------------------------------------------------------------------------------------------
       Total Partners' Equity                                             63,367                             73,073
- -------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Partners' Equity                          $80,799                            $86,350
- -------------------------------------------------------------------------------------------------------------------


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



                                    FOURTEEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.




                              STATEMENTS OF INCOME
                              ====================
              (IN THOUSANDS, EXCEPT UNIT DATA AND PER UNIT AMOUNTS)

                                                                             FOR THE YEARS ENDED DECEMBER 31
                                                                      ---------------------------------------------
                                                                          1995              1994             1993

REVENUE:
   Rentals from operating leases                                      $   14,026        $   15,537       $   14,985
   Interest                                                                  601               408              341
   Other                                                                    --                  81              812
- -------------------------------------------------------------------------------------------------------------------
                                                                          14,627            16,026           16,138
- -------------------------------------------------------------------------------------------------------------------

EXPENSES:
   Depreciation and amortization                                           9,662             9,716           10,023
   Provision for decline in market
     value of aircraft (Note 5)                                              450             2,600            2,175
   Management and re-lease fees (Note 7)                                   1,162             1,140              945
   Interest                                                                  839               754              611
   General and administrative (Note 7)                                       298               237              246
   Direct lease                                                              185               166              148
   Aircraft maintenance and storage (Note 7)                                  12              --                441
- -------------------------------------------------------------------------------------------------------------------
                                                                          12,608            14,613           14,589
- -------------------------------------------------------------------------------------------------------------------

NET INCOME                                                            $    2,019        $    1,413       $    1,549
- -------------------------------------------------------------------------------------------------------------------
NET INCOME ALLOCATED:
   To the General Partners                                            $       20        $       14       $       15
   To the Limited Partners                                                 1,999             1,399            1,534
- -------------------------------------------------------------------------------------------------------------------
                                                                      $    2,019        $    1,413       $    1,549
- -------------------------------------------------------------------------------------------------------------------
NET INCOME PER LIMITED PARTNERSHIP UNIT                               $      .28        $      .19       $      .21
- -------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF LIMITED
   PARTNERSHIP UNITS OUTSTANDING                                       7,255,000         7,255,000        7,255,000
- -------------------------------------------------------------------------------------------------------------------



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.




                                     FIFTEEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.




                         STATEMENTS OF PARTNERS' EQUITY
                         ==============================
                                 (IN THOUSANDS)

                                                               FOR THE YEARS ENDED DECEMBER 31 1995, 1994 AND 1993
                                                               ----------------------------------------------------
                                                                GENERAL              LIMITED
                                                               PARTNERS             PARTNERS                TOTAL

Balance, December 31, 1992                                     $ (514)              $ 94,075               $ 93,561
   Net income                                                      15                  1,534                  1,549
   Distributions to partners declared                            (117)               (11,608)               (11,725)
- -------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993                                       (616)                84,001                 83,385
   Net income                                                      14                  1,399                  1,413
   Distribution to partners declared                             (117)               (11,608)               (11,725)
- -------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                                       (719)                73,792                 73,073
   Net income                                                      20                  1,999                  2,019
   Distributions to partners declared                            (117)               (11,608)               (11,725)
- -------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                                     $ (816)              $ 64,183               $ 63,367
- -------------------------------------------------------------------------------------------------------------------




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.




                                     SIXTEEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.




                            STATEMENTS OF CASH FLOWS
                            ========================
                                 (IN THOUSANDS)

                                                                               FOR THE YEARS ENDED DECEMBER 31
- -------------------------------------------------------------------------------------------------------------------
                                                                          1995               1994            1993
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                          $   2,019          $  1,413         $  1,549
     Adjustments to reconcile net income to net
       cash provided by operating activities:
       Depreciation and amortization                                       9,662             9,716           10,023
       Provision for maintenance costs and decline
         in market value of aircraft                                         450             2,600            2,175
       Maintenance funds received from lessee                                557                 -                -
       Incurrence of maintenance costs previously provided for                 -                 -           (1,257)
       Income from maintenance settlement                                      -                 -             (737)
       Income from securities received in leasing transaction                  -               (81)             (75)
       Change in assets and liabilities:
         Rent and other receivables                                          590                34             (553)
         Other assets                                                         56                76               86
         Accounts payable and accrued expenses                                58                35              (93)
         Deferred income                                                   3,733                70             (383)
         Payable to affiliates                                               442               355               76
         Interest payable                                                     (2)                6               20
- -------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                      17,565            14,224           10,831
- -------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capitalized aircraft costs                                                (26)             (325)          (2,346)
   Lease settlement proceeds accounted for under the
     cost recovery method                                                  1,565                 -                -
   Advances to lessees                                                        -               (537)          (1,627)
   Repayment of advances by lessees                                          422               426              255
- -------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) investing activities             1,961              (436)          (3,718)
- -------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from notes payable                                                 -                 -            4,000
   Repayment of notes payable                                               (744)             (353)            (265)
   Transfers from (to) restricted cash                                       385              (140)            (140)
   Cash distributions paid to partners                                   (11,725)          (11,725)         (11,725)
- -------------------------------------------------------------------------------------------------------------------
           Net cash used in financing activities                         (12,084)          (12,218)          (8,130)
- -------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       7,442             1,570           (1,017)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             4,513             2,943            3,960
- -------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $  11,955          $  4,513         $  2,943
- -------------------------------------------------------------------------------------------------------------------
Supplemental Schedule of Cash Flow Information:
   Interest paid                                                       $     841          $    748         $    591
- -------------------------------------------------------------------------------------------------------------------
Restricted maintenance reserves collected, net of
   maintenance drawdowns                                               $     668          $    788         $    648
- -------------------------------------------------------------------------------------------------------------------
NONCASH TRANSACTIONS
   Leased aircraft received in lease settlement accounted
     for under the cost recovery method                                $   8,550          $     -          $     -
   Distributions to partners declared but unpaid                       $   2,931          $  2,931         $  2,931

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                                    SEVENTEEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


                               NOTES TO FINANCIAL
                                   STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION Pegasus Aircraft Partners II, L.P. (the "Partnership"), a Delaware limited partnership, maintains its accounting records and prepares financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions and estimates relate to useful life and recoverability of the aircraft and tax indemnity provisions described below. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS The Partnership invests funds not immediately required for operations or distributions in temporary investments until such time as the funds are required to meet its obligations. The short term, highly liquid investments are recorded at cost, which approximates fair market value. For purposes of the balance sheets and the statements of cash flows, the Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

RESTRICTED CASH Restricted cash represents maintenance reserves (also described below) collected from Kiwi International Air Lines, Inc. ("Kiwi") with respect to the two aircraft leased to Kiwi. (See also Note 5 "Aircraft Under Operating Leases") In prior years, restricted cash included cash in a collateral account that collateralized the Partnership's obligation under a letter of credit agreement (See Note 5 "Aircraft Under Operating Leases" and Note 6, "Notes Payable" for further discussion).

AIRCRAFT AND DEPRECIATION The aircraft are recorded at cost, which includes acquisition costs and the acquisition fee and the financial management advisory fee paid to the General Partners. Depreciation to an estimated salvage value (in general, 10%) is computed using the straight-line method over an estimated economic life of twelve years. Improvements to aircraft are capitalized when incurred and depreciated over the useful life of the improvement. The Partnership evaluates these estimates based upon changes in market conditions in accordance with generally accepted accounting principles and accordingly, records a provision for decline in market value of aircraft to recognize loss in the value of an aircraft when the General Partners believe that the recoverability of the Partnership's investment in an aircraft has been impaired. Proceeds received in lease settlements are accounted for under the cost recovery method when, based upon third party appraisals and market conditions, there has been a dimunition to the carrying value of the aircraft.

IMPACT OF FUTURE ADOPTION OF RECENTLY ISSUED ACCOUNTING STANDARDS The Financial Accounting Standards Board recently issued FASB 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of " ("FAS 121"). FAS 121 requires companies to review their long-lived assets, such as the Partnership's aircraft, and certain identifiable intangibles for impairment whenever events and changes in circumstances indicate that the carrying value of a long-lived asset may not be recoverable. The Partnership will be required to adopt the provisions of FAS 121 as of January 1996. The Partnership believes that based upon current operations and current methods used to evaluate declines in market value, the future adoption of FAS 121 will not have a material impact on the Partnership's financial position or results of operations.

TAX BENEFIT TRANSFER LEASE The McDonnell Douglas MD-81 aircraft under lease to USAir, Inc. was purchased subject to a tax benefit transfer lease, which provided for the transfer of the investment tax credits and depreciation deductions with respect to the aircraft to a tax lessor. The transfer was accomplished by the sale, for income tax purposes only, of the aircraft to the tax lessor for cash and a note and a leaseback of the aircraft for rental payments that match the payments on the note. Under the terms of the tax benefit transfer lease, the Partnership's required rental payments are contingent upon and may, by agreement, be offset by the lessor's required note payments. Accordingly, no asset or liability for the tax benefit transfer lease has been recorded.

MAINTENANCE RESERVE FUNDS Two of the Partnership's leases require the lessee to make monthly payments to maintenance reserve funds administered by the Partnership. The Partnership is obligated to reimburse the lessee for specified maintenance costs out of the reserve funds upon submission of appropriate evidence documenting the maintenance costs incurred by the lessee. Interest earned on the reserve funds is deposited into the funds and utilized in the same manner as other payments to the funds. These funds are included in restricted cash on the balance sheets.

OPERATING LEASES The aircraft leases, which are structured principally as triple net leases, are accounted for as operating leases. Lease revenues are recognized in equal installments over the terms of the related leases.

                                    EIGHTEEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.

DEFERRED INCOME Some of the Partnership's operating leases require rental payments to be paid monthly or quarterly, in advance. Lease revenues not yet earned are deferred and recognized as income when earned.

The Partnership received stock and rights to warrants of the lessee in connection with two of its leases. The Partnership recorded the securities at their estimated value and previously recognized a portion of such associated income ratably over the respective lease terms. The Partnership stopped recognizing such income in the fourth quarter of 1994 (see Footnote 5, "Aircraft" for discussion of Kiwi).

Lease settlement payments received in connection with the termination or modification of a lease of an aircraft, the carrying value of which has not been impaired, are recognized ratably over the original lease term in the case of a lease termination and over the modified lease term in connection with a lease modification.

INCOME TAXES No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than the Partnership.

NET INCOME PER LIMITED PARTNERSHIP UNIT The net income per limited partnership unit is computed by dividing the net income allocated to the limited partners by the weighted average number of Units outstanding during the year.

RECLASSIFICATIONS Certain reclassifications have been made to the 1994 financial statements to conform to the classifications used in 1995.

2. ORGANIZATION OF THE PARTNERSHIP

The Partnership was formed on April 26, 1989 for the purpose of acquiring, leasing and ultimately selling used commercial aircraft. The Managing General Partner of the Partnership is Pegasus Aircraft Management Corporation, a wholly owned subsidiary of Pegasus Capital Corporation, and the Administrative General Partner is Air Transport Leasing, Inc., a wholly owned subsidiary of PaineWebber Group Inc. (collectively, the "General Partners").The Partnership is required to dissolve and distribute all of its assets no later than December 31, 2007. The Partnership may reinvest the proceeds from sales of aircraft occurring prior to August 21, 1998, provided that the aggregate amount of sales proceeds so reinvested will in no event exceed $60,000,000, and provided further that, prior to any such reinvestment the Partnership distributes to limited partners cash in an amount sufficient to pay any federal and state income taxes to be incurred by the limited partners as a result of the aircraft sale. Thereafter, the net proceeds of any sales of aircraft will be distributed to the partners.

Upon formation of the Partnership, the General Partners each contributed $500 to the capital of the Partnership. An additional 7,255,000 units of limited partnership interest ("Units") were then sold at a price of $20 per Unit with the Partnership receiving gross offering proceeds of $145,100,000.

Title to the aircraft owned by the Partnership is held by non-affiliated trustees of trusts of which the Partnership is the beneficiary or one of two beneficiaries. The purpose of this method of holding title is to satisfy certain registration requirements of the Federal Aviation Administration.


3. PARTNERSHIP ALLOCATIONS

The Partnership Agreement provides that cash flow from operations be distributed on a quarterly basis at the General Partners' discretion, 99% to the limited partners and 1% to the General Partners. Cash flow is defined in the Partnership Agreement as including cash receipts from operations and interest income earned, less expenses incurred and paid in connection with the ownership and operation of the aircraft. Depreciation and amortization expenses are not deducted from cash receipts in determining cash flow. Distributable proceeds from sales of aircraft upon liquidation of the Partnership will be distributed in accordance with the partners' capital accounts after all allocations of income and losses.

Income and losses generally will be allocated 99% to the limited partners and 1% to the General Partners. Upon the sale of aircraft, gain generally will be allocated, first, to the General Partners in an amount equal to the difference between their capital contributions and 1.01% of the aggregate capital contributions of the limited partners, and, then, 99% to the limited partners, and 1% to the General Partners.


4. CASH EQUIVALENTS

The Partnership invests funds not immediately required for operations or distributions in short-term, highly liquid investments. The investments are primarily commercial paper issued by large domestic corporations. At December 31, 1995, the Partnership held short-term commercial paper with various maturities as follows:

                                    NINETEEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.

ISSUER                            PURCHASE DATE                        PURCHASE PRICE                    PAR VALUE
Ford Motor Credit Corp.           Various                              $ 3,852,914                      $ 3,875,000
AAA Funding                       November 16, 1995                        991,551                        1,000,000
ASI                               November 16, 1995                      1,978,187                        2,000,000
Associates                        December 8, 1995                         994,653                        1,000,000
John Deere, Inc.                  December 12, 1995                        422,094                          425,000
Spiegel, Inc.                     December 27, 1995                      1,766,909                        1,775,000
IBM, Inc.                         December 28, 1995                      1,991,300                        2,000,000
- -------------------------------------------------------------------------------------------------------------------

                                                                       $11,997,608                      $12,075,000
- -------------------------------------------------------------------------------------------------------------------

5. AIRCRAFT

NET INVESTMENT IN AIRCRAFT

The Partnership's net investment in aircraft as of December 31, 1995 and 1994 consisted of the following (in thousands):

                                        1995        1994
Aircraft on operating leases         $114,460     $134,612
Less: Accumulated depreciation        (45,775)     (47,126)
      Reserve for decline in
          market value of aircraft    (12,246)     (11,796)
- ----------------------------------------------------------
                                     $ 56,439     $ 75,690
- ----------------------------------------------------------


Aircraft held for lease              $  28,728    $      -
Less: Accumulated depreciation         (11,013)          -
      Amounts received, including
        value of aircraft, in Lease
        Settlement accounted for
        under the cost recovery
        method                         (10,115)          -
      Reserves for maintenance            (557)          -
- ----------------------------------------------------------
                                         7,043           -
- ----------------------------------------------------------
   Aircraft, net                     $  63,482    $      -
- ----------------------------------------------------------

FINANCIAL TERMS OF LEASES

CONTINENTAL AIRLINES LEASES During September 1989, the Partnership acquired a McDonnell Douglas DC-10-10 aircraft for a total purchase price of $18,301,000, subject to an operating lease with Continental Airlines ("Continental"), originally scheduled to expire on May 31, 1997, with rents of $252,000 per month. Continental also has three two-year renewal options, with rent payable during the first two such renewal periods at the lesser of the then fair market rental value or the rental rate during the initial term, and during the third such renewal period at the then fair market rental rate. In addition, the lessee has a right of first refusal to purchase or re-lease the aircraft after the last renewal period on the same terms as those included in any bona fide offer made to the Partnership by a third party.

During September 1989, the Partnership acquired a Boeing 727-200 non-advanced aircraft for a total purchase price of $6,116,000, subject to an operating lease with Continental. During August 1990, the Partnership acquired an Airbus Industries Model A300-B4-103 ("A-300") aircraft for a total purchase price of $28,070,000, originally scheduled to expire on December 29, 2000 and with monthly, in advance, rentals of $312,000.

In January 1995, Continental announced that it was grounding its fleet of Airbus Industrie A-300 aircraft, including the A-300 aircraft leased to it by the Partnership, and notified the Partnership of its intention to return the aircraft to the Partnership. Continental paid $150,000 of the $312,000 monthly payment due in February through May 1995. The Partnership did not accrue as rental revenue the difference between the amount due and the amount paid by Continental for such months. Continental took the A-300 out of service in May 1995, and the aircraft was prepared for its delivery in June 1995 to a new lessee, Akdeniz Air Mediterranean, Inc. ("Akdeniz") based in Turkey. The rentals generated by the lease of the A-300 aircraft accounted for approximately 24% of the Partnership's rental revenue for the year ended December 31, 1994 and accounted for approximately 11% of rental revenue for the year ended December 31, 1995.

In June 1995, the Partnership executed a lease of the A-300 aircraft with Akdeniz for a term of approximately four years, under which Akdeniz has since defaulted (see Footnote 9, "Lessee Default"). The Partnership has recovered the A-300 aircraft and is currently re-marketing it. The Partnership estimates that it will spend approximately $1.4 million for a scheduled heavy maintenance check that will be required before delivery of the aircraft to a new lessee. The Partnership received $557,000 from Continental for non-compliance with lease return conditions in connection with the A-300 Settlement, which is discussed below.

                                     TWENTY

                       PEGASUS AIRCRAFT PARTNERS II, L.P.

On November 15, 1995, the Partnership reached an agreement with Continental regarding the settlement for the lease obligations under the A-300 lease ("A-300 Lease Settlement") as well as a restructuring of the DC-10-10 Aircraft ("DC-10 Restructuring").

Under the terms of the A-300 Lease Settlement, the Partnership received a cash payment of approximately $3,721,000 (which included a reimbursement for certain expenses including redeployment and integration costs) and (i) title to a Boeing 727-200 advanced aircraft subject to lease with Continental for a term of approximately 26 months at a lease rate of $85,000 per month and (ii) title to a second Boeing 727-200 advanced aircraft subject to a lease with Continental for a term of approximately 42 months at a lease rate of $85,000 per month. Additionally, the Partnership received approximately $557,000 as an economic settlement in lieu of Continental performing certain maintenance work and meeting the return conditions required by the lease. Under the DC-10 Restructuring, the Partnership received approximately $3,100,000, the term of the lease was amended to change the lease expiration date from May 31, 1997 to October 31, 1996 and reduce the monthly lease payments from $252,000 to $135,000 effective September 15, 1995. All other terms and conditions of the DC-10-10 lease remain unchanged.

The Partnership provided $250,000 as a decline in market value of aircraft to reflect the Partnership's estimate of recoverability of the investments in the DC-10-10 aircraft at December 31, 1995.

Below is a description of various other financial agreements that the Partnership has with Continental that arose out of Continental's bankruptcy in 1990. Continental did not make the monthly rental payments due under the three leases with the Partnership on December 1, 1990 and filed for Chapter 11 bankruptcy protection on December 3, 1990.

On July 3, 1991, the Bankruptcy Court approved an agreement amending the Partnership's lease agreements with Continental with respect to the Boeing 727-200 non-advanced, McDonnell Douglas DC-10-10 and A-300 aircraft. Pursuant to the agreement, Continental began paying 50% of the rentals due each month, effective June 1, 1991. Continental resumed paying 100% of the rentals due each month beginning October 1, 1991.

Continental issued promissory notes to the Partnership for the rentals that were not received, which totaled $4,932,000, and that were sold in July 1991 to an unrelated third party for $4,410,000.

Under the terms of the July 1991 agreement, the rental payments payable with respect to the Boeing 727-200 non-advanced aircraft were reduced from $99,000 to $53,000 per month, effective December 1, 1990. The amount of the rentals payable with respect to the McDonnell Douglas DC-10-10 and the A-300 aircraft were not changed at that time.

Under the terms of the July 1991 agreement, the Partnership agreed to and advanced $400,000 for certain qualifying capital expenditures incurred by Continental with respect to the McDonnell Douglas DC-10-10 aircraft and $500,000 with respect to the A-300 aircraft which Continental agreed to repay with interest at 12% per annum over thirty-six months from the date the funds were advanced by the Partnership. At December 31, 1995, the balance of the related receivable was $271,000. All first quarter 1996 repayments of advances have been made by Continental as scheduled.

Continental returned the Partnership's Boeing 727-200 non-advanced aircraft to the Partnership on November 1, 1991. The Partnership is pursuing claims for damages against Continental in accordance with the applicable provisions of the lease and the agreement which amends the lease between the Partnership and Continental, which was approved by the Bankruptcy Court during July 1991, for the maintenance costs incurred by the Partnership and the unpaid rents attributable to the period subsequent to the return of the aircraft. (See discussion below concerning the re-lease of this aircraft to Kiwi during 1993).

On December 30, 1992, the Bankruptcy Court approved an agreement to further amend the Partnership's lease agreement with Continental with respect to the Partnership's McDonnell Douglas DC-10-10 and A-300 aircraft. Pursuant to the agreement, rentals attributable to the period from November 1, 1992 through February 15, 1993 were deferred. Continental resumed paying rentals on a current basis beginning February 15, 1993. The deferred rentals are payable, along with interest at the rate of 8.70% per annum, in 36 equal monthly installments which began May 1, 1993. At December 31, 1995, the balance of the deferred rentals was $245,000. All first quarter 1996 repayments of deferred rentals have been made by Continental as scheduled.

During April 1993, the Bankruptcy Court approved a motion by Continental transferring Continental's lease for the Partnership's McDonnell Douglas DC-10-10 aircraft to Continental Micronesia, Inc., a 90% owned subsidiary of Continental.

DAN-AIR LEASE During April 1990, the Partnership acquired a Boeing 727-200 advanced aircraft for a total purchase price of $10,500,000. The aircraft was subject to an operating lease with Dan-Air Services Limited ("Dan-Air"), an

                                   TWENTY-ONE

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


English corporation, the term of which ended on October 31, 1992. Pursuant to the aircraft return provisions of the lease, Dan-Air was obligated to perform various maintenance procedures on the aircraft prior to returning the aircraft to the Partnership. In lieu of completing these procedures, Dan-Air paid the Partnership $1,994,000 and the Partnership assumed the responsibility for the costs of completing the maintenance work. This payment was accounted for at December 31, 1992 as a reserve for maintenance costs for the aircraft. During 1993, the Partnership completed the maintenance procedures at a total cost of $1,257,000. The Partnership recognized the remaining $737,000 as other income during 1993. (See discussion below concerning the re-lease of this aircraft to Kiwi during 1993.)

TRANS WORLD AIRLINES LEASES During December 1989, the Partnership acquired a McDonnell Douglas MD-82 aircraft for a total purchase price of $20,763,000, subject to an operating lease with Trans World Airlines ("TWA"), which in April 1993 was amended and extended until November 1, 1998 with monthly, in advance, rental payments of $185,000 per month.

Upon execution of the lease amendment, the Partnership reimbursed TWA for $225,000 of capital improvements which were made to the aircraft and advanced $750,000 to TWA to finance certain major maintenance procedures, that is being repaid over the remaining lease term, in monthly installments, with interest of 9.70%. At December 31, 1995, the balance of the receivable was $434,000. All first quarter 1996 repayments of advances have been made by TWA as scheduled.

During January 1990, the Partnership acquired a Lockheed L-1011 aircraft for a total purchase price of $17,555,000, subject to an operating lease with TWA, extended to October 1, 1998 with monthly rental payments of $130,000.

Upon execution of the lease amendment, the Partnership reimbursed TWA for $225,000 of capital improvements which were made to the aircraft and advanced $550,000 to TWA to finance certain major maintenance procedures, which is being repaid over the remaining lease term in monthly installments with interest of 9.68%. At December 31, 1995, the balance of the receivable was $313,000. All first quarter 1996 repayments of advances have been made by TWA as scheduled. Additionally, the Partnership is obligated to advance an additional $550,000 with respect to additional maintenance procedures, when such work is completed.

In mid-October 1994, because of operating and financial problems, TWA announced that it would seek a global restructuring of its capital by offering common stock for its debt securities, preferred stock obligations and lease deferrals negotiated with aircraft lessors such as the Partnership ("Exchange Offer") with the objective of an orderly financial reorganization through a prepackaged bankruptcy filing. In conjunction with this, TWA and the Partnership agreed ("TWA Agreement") to a deferral of 50% of the original schedule for November 1994, and 75% of the original schedule from December 1994 to April 1995 for the MD-82 aircraft (50% of the December 1994 through April 1995 rent with respect to the L-1011 aircraft) followed by a return to the original payment schedule. TWA has made all payments due pursuant to this schedule. Under the terms of the TWA Agreement, all rents deferred during the November 1994 to April 1995 period are to be repaid with interest at 12% from the date of deferral over an 18-month period, the repayments of which commenced May 1, 1995. $736,000 and $361,000 of deferred rent pursuant to the TWA Agreement was included in rents and other receivables in the balance sheets as of December 31, 1995 and December 31, 1994, respectively. Additionally, TWA and the Partnership reached an agreement to extend the lease of the MD-82 aircraft six years beyond the current expiration date (to November 2004) at the current lease rate. On June 30, 1995, TWA filed its prepackaged reorganization plan under Chapter 11 of the U.S. Bankruptcy Code. On August 23, 1995, the reorganization plan, which included the foregoing lease modification, was confirmed by the Bankruptcy Court and TWA emerged from bankruptcy. TWA has made all rental payments, advance repayments and payments of deferred rent when due. However, there can be no assurance that it will be able to meet its obligations in the future.

The Partnership recorded $200,000, $2,000,000 and $2,040,000 during 1995, 1994 and 1992, respectively, as provisions for decline in market value of the Lockheed L-1011 aircraft. These provisions reflected the General Partners' estimate of the Partnership's investment in this aircraft as of December 31, 1995.

USAIR LEASE During September 1989, the Partnership acquired one-half of the beneficial interest in a trust ("Trust") which is the owner/lessor of a McDonnell Douglas MD-81 aircraft for a total purchase price of $10,041,000. The remaining one-half interest in the Trust is owned by Pegasus Aircraft Partners, L.P., an affiliated partnership. The aircraft is subject to an operating lease with USAir, Inc., the term of which ends on June 1, 1998. The lease may be terminated after August 1993 subject to the lessee's guarantee that the Partnership will receive contractually defined minimum termination values upon re-marketing of the aircraft. Rental payments are payable quarterly, in arrears, at the rate of $304,000 (for the Partnership's one-half interest in the aircraft). The lease provides for one three-year renew-

                                   TWENTY-TWO

                       PEGASUS AIRCRAFT PARTNERS II, L.P.

al option, at the same quarterly rental rate. If the lease is not renewed for this first renewal period, the lessee must make a termination payment of $1,113,000 to the Partnership. The lessee also has three additional one-year renewal options at fair market rental rates. The lessee may elect to purchase the aircraft at its fair market value at the end of any renewal term.

The McDonnell Douglas MD-81 aircraft under lease to USAir, Inc., was purchased subject to a tax benefit transfer lease ("TBT lease") that provided for the transfer of the investment tax credits and depreciation deductions with respect to the aircraft to a tax lessor. Under the TBT lease, the Trust, as the owner of the aircraft and the tax lessee under the TBT lease, has agreed to indemnify the tax lessor if certain anticipated tax benefits are lost by the tax lessor as a result of, among other things, acts or omissions by the Trust, breach of covenants by the Trust under the TBT lease, loss or damage to the aircraft or use of the aircraft outside the United States. The TBT lease requires that a letter of credit be posted to collateralize this obligation. The Partnership is obligated for one-half the annual cost of the letter of credit as well as any calls on the letter of credit.

Under the operating lease, the lessee, USAir, Inc., has assumed all liabilities, indemnities and obligations of the Trust to the tax lessor under the TBT lease and has agreed to indemnify the Trust for any liability, indemnity or obligation to the tax lessor under the TBT lease except for liability resulting from breaches by the Trust of covenants under the operating lease. It has not posted a letter of credit to collateralize this obligation. As a result of the foregoing, if the tax lessor draws on the letter of credit as a result of an action by the lessee, the Partnership and Pegasus Aircraft Partners, L.P., through the Trust, will be responsible for the loss to the tax lessor until and if the lessee performs under its indemnification. To date there have been no calls against the letter of credit.

The letter of credit has a current face amount of approximately $2.3 million. The letter of credit agreement obligated the Partnership to deposit $35,000 per quarter (beginning on June 1, 1992) as cash collateral to collateralize the Partnership's obligation under the letter of credit agreement. In July 1995, the Partnership consummated an agreement with the issuer of the letter of credit under which the issuer released its interest in substantially all of the cash in the cash collateral account. The balance in the cash collateral account was $385,000 at December 31, 1994.

The tax lessor is entitled to call on the letter of credit whether its loss of tax benefits is caused by Pegasus Aircraft Partners, L.P. or the Partnership, and Pegasus Aircraft Partners, L.P. and the Partnership have agreed to indemnify each other for any loss occasioned by the acts of the other.

AEROMEXICO LEASES During July 1992, the Partnership re-leased two McDonnell Douglas DC-9-31 aircraft previously leased to Midway Airlines Inc. to Aerovias de Mexico, S.A. de C.V. ("Aeromexico"). The leases are operating leases that require quarterly rental payments, in advance, in the amount of $234,000 per aircraft. The terms of the leases expire on July 6, 1997 and July 23, 1997. Aeromexico has the right to renew the leases for up to five consecutive one-year renewal periods for the then fair market rental value.

The DC-9-31 aircraft had originally been acquired in April and March 1990 for purchase prices aggregating $14,295,000.

At the time the Partnership repossessed these two aircraft from Midway, the aircraft were in need of substantial maintenance work. As a precondition to accepting the aircraft for lease, Aeromexico required the Partnership to complete the needed maintenance procedures and also to make certain capital improvements to the aircraft. The Partnership incurred approximately $5.5 million in completing these maintenance procedures and capital improvements.

In October 1994, Aeromexico failed to make the quarterly in advance rental payments for both aircraft. Aeromexico announced it was having financial and operating problems and, in response, made significant management changes and began to develop a revised business plan. Aeromexico agreed to and paid monthly rental payments equal to the monthly equivalent rent ($78,000 per aircraft) beginning November 1994 in return for a four-month standstill agreement ("Standstill Agreement") from lessors and lenders not to pursue their rights and remedies with respect to Aeromexico's failure to pay rent and other debt due in October 1994. The Standstill Agreement was extended to allow Aeromexico to complete the restructuring described below. Aeromexico has made all of its monthly rental payments due and repaid the October 1994 rent with interest.

Aeromexico has taken certain steps to improve its operating results and restructure its financial obligations. Aeromexico's commercial bank creditors converted certain obligations of Aeromexico into equity in Aeromexico and certain notes due in 1995 were restructured into long term notes. However, the Aeromexico situation remains complicated by the lack of stability of the Mexican economy and the Mexican peso.

At December 31, 1994 the Partnership recorded an aggregate of approximately $300,000 as provisions for decline in market value of aircraft with respect to the two Aeromexico aircraft.

                                  TWENTY-THREE

                       PEGASUS AIRCRAFT PARTNERS II, L.P.

KIWI INTERNATIONAL AIR LINES LEASES During March and May 1993, the Partnership leased its two Boeing 727-200 aircraft, which were previously leased to Continental (727 non-advanced aircraft) and Dan-Air (727 advanced aircraft) to Kiwi. The leases are operating leases that require monthly rental payments, in advance, in the amounts of $60,000 (non-advanced) and $115,000 (advanced). The leases were originally scheduled to expire on April 15, 1998 and June 30, 1998, respectively. During the terms of the leases Kiwi can request that the aircraft be hushkitted to obtain Stage III noise abatement for which the lease term will be reset to five years with lease payments increasing to amortize the cost of the hushkitting at the rate of 2% per month. Alternatively, the Partnership can deem the hushkitting economically infeasible at which point Kiwi can terminate the leases and return the aircraft. The original leases also had an annual one month abatement feature, which would extend the term of the leases by one month for each year Kiwi opted for the abatement. Under the original terms, Kiwi had two one-year renewal options, with rent payable at the then current fair market rental rate.

The Partnership also received Kiwi stock and rights to warrants in connection with these leasing transactions. The Partnership is subject to significant restrictions on its ability to dispose of these securities and, presently, has no plans to dispose of the securities. Based upon the price at which Kiwi sold similar securities to unrelated third parties, the Partnership recorded the securities at a value of $600,000 and is recognizing the associated income ratably over the lease terms. Of the $600,000, $81,000 and $75,000 were recognized as income during 1994 and 1993, respectively. Because of concerns discussed below, the Partnership stopped amortizing such income in the fourth quarter of 1994. The $600,000 is included in other assets on the balance sheets.

Kiwi is also obligated to make monthly payments of $250 per flight hour for maintenance reserve funds administered by the Partnership. The Partnership is obligated to reimburse Kiwi for specified maintenance costs out of the reserve funds, upon submission of appropriate evidence documenting the maintenance costs incurred by Kiwi.

In connection with the delivery of the aircraft the Partnership expended $2,228,000 with respect to the Boeing 727 advanced aircraft, of which $971,000 was capitalized and $1,257,000 represented maintenance costs that were paid out of funds received in a maintenance settlement with Dan-Air.

During 1994, the Partnership funded approximately $633,000 of costs related to maintenance of the aircraft, $308,000 of which was scheduled to be repaid by Kiwi over a one-year period. To date, no payments have been made. In March 1996, Kiwi signed a promissory note scheduling the repayment of this amount, with interest from February 1996 at 12% per annum, over eighteen months beginning June 1, 1996.

The Partnership recorded $300,000 and $2,175,000 during 1994 and 1993, respectively, as a provision for decline in market value of the Boeing 727-200 aircraft that was previously leased to Dan-Air.

Kiwi, as a start-up airline, has had continued liquidity concerns that were worsened by recent operating problems in early 1995. Kiwi made significant management changes and has sought to rationalize costs and raise capital. Kiwi elected to defer January 1995 rent under the previously described rental abatement feature of the original leases, and Kiwi did not make the rental payments due in February and March 1995 and did not make maintenance reserve deposits due in those months.

The Partnership executed lease amendments that modified the lease terms that enabled Kiwi to defer February's and half of March's rent in 1995. Pursuant to the lease amendments, the deferred rent is being repaid over a nine-month period with 12% interest, which began July 1, 1995. Kiwi did not make payments towards the maintenance reserves for February, March and April but will be obligated to fund the related maintenance work in its entirety as it becomes due. Pursuant to the lease amendments, Kiwi also agreed to extend each of the leases until December 1999. The lease amendments removed the rental abatement feature of the original leases. All payments were made as scheduled through January 1996. In February 1996, Kiwi requested an extension of time to make rental payments, deferred rental payments and maintenance reserve payments due with respect to the Kiwi aircraft and made such payments in late February 1996 and March 1996.

Based upon the composition of its fleet and FAA mandated deadlines for compliance with Stage III noise reduction standards, management believes that Kiwi may request that the Partnership hushkit one or both of the 727 aircraft leased to it by December 31, 1996. If the Partnership elected to complete such work, it is anticipated that it would be funded from operating reserves and borrowings. It is estimated that these upgrades would cost $1.9 million for the non-advanced aircraft and $3 million for the advanced aircraft. If the Partnership elected not to complete such work, Kiwi could terminate the leases. See Item 7, "Management's Discussion And Analysis of Financial Condition And Results of Operations" for a discussion of capital requirements.

                                  TWENTY-FOUR

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


The Kiwi leases accounted for approximately 14.6% of the Partnership's rental revenue for the year ended December 31, 1995. Additionally, at December 31, 1995, the Partnership held maintenance deposits aggregating $2,104,000 with respect to the Kiwi aircraft. Kiwi's ability to make timely lease and maintenance reserve payments is uncertain due to its continued liquidity and capital concerns.

SIGNIFICANT LESSEES


The Partnership leased its aircraft to six different airlines during 1995. Revenues from airlines that accounted for greater than 10% of the Partnership's total rental revenue during 1995, 1994 and 1993 are as follows:

                               PERCENTAGE OF RENTAL REVENUES
AIRLINES                           1995(1)   1994      1993
Continental Airlines, Inc.*         32.8%    43.6%     45.2%
Trans World Airlines, Inc.          27.0     24.3      25.8
Kiwi International Air Lines, Inc.  14.6     12.3         -
Aerovias de Mexico S.A. de C.V.     13.3     12.0      12.4


   * Includes rental revenue from Continental Micronesia, Inc., a subsidiary of Continental Airlines, Inc.

   (1) Such percentages exclude the portion of the settlement proceeds received with respect to the A-300 Lease Settlement that were accounted for under the cost recovery method.

Revenues include rentals from aircraft leased to foreign airlines or carriers of $2,376,000, $1,872,000 and $1,872,000 in 1995, 1994 and 1993 respectively.

FUTURE MINIMUM RENTAL INCOME

The following is a schedule by year of future minimum rental income under the leases as of December 31, 1995 (in thousands):

         YEAR                           AMOUNT
         1996                          $12,356
         1997                           10,070
         1998                            7,809
         1999                            5,959
         2000                            3,434
         Thereafter                      9,118
- ----------------------------------------------
         Total                         $48,746
- ----------------------------------------------


The above schedule of future minimum rental income does not include the rental income that would result from the renewal of existing leases or the re-leasing of the aircraft, except for the initial three-year renewal period for the McDonnell Douglas MD-81 aircraft under lease to USAir, Inc. This renewal representing $3,644,000 is included since USAir must make a significant termination payment if the renewal is not exercised.

The Partnership operates in one industry, the leasing of used aircraft to commercial airlines.


6. NOTES PAYABLE

At December 31, 1995, the Partnership had outstanding borrowings of $6,638,000 under two separate loan facilities. The Partnership's first loan facility had outstanding borrowings of $6,109,000 and is currently collateralized by three of the Partnership's aircraft. The Partnership may borrow up to $8.0 million through September 1995, subject to lender approval. The loan bears interest at prime, plus 2.5%, (10.75% at March 1, 1996) and there are no compensating balance requirements. The principal is payable, in monthly installments of $130,000, beginning in October 1995 and with the balance (balloon payment) due in September 1997.

The Partnership's second loan facility had outstanding borrowings of $529,000 at December 31, 1995 and is collateralized by two of the Partnership's aircraft. The Partnership may currently borrow up to $2.5 million, which amount declines through June 1997 when the loan matures. The outstanding borrowings bear interest at a fixed rate of 7.15% and there are no compensating balance requirements. The principal is payable in equal quarterly installments over the remaining term of the loan.

Based on the outstanding borrowings at December 31, 1995, the required repayment schedule is as follows (in thousands):


         YEAR                           AMOUNT
         1996                           $1,918
         1997                            4,720
- ----------------------------------------------
         Total                          $6,638
- ----------------------------------------------

7. TRANSACTIONS WITH AFFILIATES

MANAGEMENT FEES The General Partners receive a quarterly subordinated base management fee in an amount generally equal to 1.5% of gross aircraft rentals, net of re-lease fees paid. Of this amount, 1.0% is payable to the Managing General Partner and 0.5% is payable to the Administrative General Partner. During the years ended December 31, 1995, 1994 and 1993, the General Partners earned base management fees of $230,000, $229,000 and $221,000, respectively.

The General Partners also receive a quarterly subordinated incentive management fee, in an amount equal to 4.5% of quarterly cash flow and sales proceeds (net of resale fees),

                                  TWENTY-FIVE

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


of which 2.5% is payable to the Managing General Partner and 2.0% is payable to the Administrative General Partner. Prior to September 20, 1993, the fee was equal to 3.0% and was payable solely to the Managing General Partner. During the years ended December 31, 1995, 1994 and 1993, the General Partners earned incentive management fees of $645,000, $647,000 and $503,000, respectively.

RE-LEASE FEES The General Partners receive a quarterly subordinated fee for re-leasing aircraft or renewing a lease in an amount equal to 3.5% of the gross rentals from such re-lease or renewal for each quarter for which such payment is received. Of this amount, 2.5% is payable to the Managing General Partner and 1.0% is payable to the Administrative General Partner. During the years ended December 31, 1995, 1994 and 1993, the General Partners earned re-lease fees of $287,000, $264,000 and $220,000, respectively.

ACCOUNTABLE EXPENSES The General Partners are entitled to reimbursement of certain expenses paid on behalf of the Partnership that are incurred in connection with the administration and management of the Partnership. Such reimbursable expenses amounted to $75,000, $75,000 and $121,000 during 1995, 1994 and 1993, respectively, of which $75,000, $75,000 and $77,000 was paid or accrued to the Administrative General Partner and $0, $0 and $44,000 was paid to the Managing General Partner.

The Administrative General Partner has voluntarily deferred the receipt of fees earned commencing January 1995. Through December 31, 1995 such amount aggregated $445,000.

OTHER In 1995, the Partnership purchased certain equipment and parts relating to the integration of the A-300 aircraft to Akdeniz (see Footnote 9) from a company owned by three officers of the Managing General Partner in the amount of $89,000. Such amount was recovered from Continental and Akdeniz. No such amounts were incurred in prior years.


8. RECONCILIATION TO INCOME TAX METHOD OF ACCOUNTING

The following is a reconciliation of the net income as shown in the accompanying financial statements to the taxable income reported for federal income tax purposes (in thousands):

                                   1995       1994       1993
Net income per
  financial statements            $2,019    $1,413     $1,549
Increase (decrease)
  resulting from:
    Depreciation                  (3,286)   (2,820)    (1,847)
    TBT interest income less
     TBT rental expense             (590)     (471)      (375)
    Reserves for
     maintenance costs,
     net of maintenance
     expense and decline in
     market value of aircraft      1,810     3,388        829
    Deferred rental income         3,733      (310)       142
  Lease settlement pay-
     ment, including lease
     aircraft received accounted
     for under the cost
     recovery method              10,115         -          -
  Other                              187        53        375
- -------------------------------------------------------------
  Taxable income per federal
    income tax return            $13,988   $ 1,253    $   673
- -------------------------------------------------------------


The following is a reconciliation of the amount of the Partnership's total Partnership equity assets as shown in the accompanying financial statements to the tax bases of the Partnership's net assets (in thousands):

                                   1995      1994      1993
Total Partnership equity
  per financial statements       $63,367   $73,073    $83,385
Increase (decrease)
  resulting from:
   Commission and expenses
     paid in connection with
     the sale of limited
     partnership units            16,295    16,295     16,295
   Distributions payable
     to partners                   2,931     2,931      2,931
  Reserves for maintenance
   costs and decline in
   market value of aircraft       15,042    13,232      9,844
  Deferred income                  4,672       939        950
  Accumulated depreciation       (30,784)  (27,498)   (24,678)
  TBT interest income less
   TBT rental expense             (2,207)   (1,617)    (1,146)
  Lease settlement payment,
   including lease aircraft re-
   ceived accounted for under
   the cost recovery method       10,115         -          -
  Other                              368        181       428
- -------------------------------------------------------------
Tax bases of net assets          $79,799   $77,536    $88,009
- -------------------------------------------------------------

                                   TWENTY-SIX

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


9. LESSEE DEFAULT

In June 1995, the Partnership completed the negotiation of a lease with Akdeniz, a start-up foreign charter carrier based in Turkey, regarding the lease of the A-300 aircraft previously leased to Continental. The lease was for a scheduled term of approximately four years, with two one-year renewal options and required rentals payable monthly in advance, maintenance reserves based upon utilization of the aircraft and a security deposit of $200,000. The lease rate averaged approximately $117,000 per month over the term of the lease, which is significantly less than the original scheduled lease rate paid by Continental with respect to the lease. The aircraft was removed from the Federal Aviation Administration ("FAA") registry and placed on the Turkish Ministry of Transportation registry. Akdeniz did not pay the monthly, in advance, rental payment due on September 10, 1995 and October 10, 1995 and had made a pro-rated payment for June 1995. Further, it did not fund any maintenance reserves as required under the lease, which aggregated $510,000. The Partnership placed Akdeniz in default and, after a series of negotiations, obtained a judgment in the Turkish Courts, moved to de-register the aircraft in Turkey and re-register the A-300 with the FAA, and repossessed the aircraft. The Partnership collected $175,000 through subsequent collection efforts, which were applied against rents receivable. The Partnership is pursuing its legal remedies in Turkey to resolve the remaining obligations Akdeniz has under the lease. Akdeniz has ceased operations. The Partnership applied the security deposit against the remaining unpaid September and October rents as well as certain integration costs, repossession costs and legal expenses.


10. LITIGATION


In November 1994, a series of purported class actions (the "New York Limited Partnership Actions") were filed in the United States District Court for the Southern District of New York concerning PaineWebber Incorporated's sale and sponsorship of various limited partnership investments, including those offered by the Partnership. The lawsuits were brought against PaineWebber Incorporated and PaineWebber Group, Inc. (together, "PaineWebber"), among others, by allegedly dissatisfied partnership investors. In March 1995, after the actions were consolidated under the title In re: PaineWebber Limited Partnerships Litigation, the plaintiffs amended their complaint to assert claims against a variety of other defendants, including Air Transport Leasing Inc., an affiliate of PaineWebber and the Administrative General Partner in the Partnership ("Administrative General Partner").

The amended complaint in the New York Limited Partnership Actions alleged, among other things, that, in connection with the sale of interests in Pegasus Aircraft Partners II, L.P., PaineWebber and the Administrative General Partner (1) failed to provide adequate disclosure of the risks involved with the Partnership; (2) made false and misleading representations about the safety of the investment and the Partnership's anticipated performance; and (3) marketed the Partnership to investors for whom such investments were not suitable. The plaintiffs also alleged that following the sale of the Partnership investments, PaineWebber and the Administrative General Partner misrepresented financial information about the Partnership's value and performance. The amended complaint alleged that PaineWebber and the Administrative General Partner violated the Racketeer Influenced and Corrupt Organizations Act ("RICO") and the federal securities laws. The plaintiffs sought unspecified damages, including reimbursement for all sums invested by them in the Partnership, as well as disgorgement of all fees and other income derived by PaineWebber from the Partnership. In addition, the plaintiffs also sought treble damages under RICO.

On May 30, 1995, the US District Court certified class action treatment of the plaintiffs' claims in the New York Limited Partnership Actions.

In January 1996, PaineWebber signed a memorandum of understanding with the plaintiffs in the class action outlining the terms under which the parties have agreed to settle the case. Pursuant to that memorandum of understanding, PaineWebber irrevocably deposited $125 million into an escrow fund under the supervision of the United States District Court for the Southern District of New York to be used to resolve the litigation in accordance with a definitive settlement agreement and plan of allocation that the parties expect to submit to the court for its consideration and approval within the next several months. Until a definitive settlement and plan of allocation is approved by the court, there can be no assurance what, if any, payment or non-monetary benefits will be made available to unitholders in the Partnership.

In April 1995, two investors in the Pegasus limited partnerships filed a purported class action in the Circuit Court of the State of Illinois for Cook County entitled Robert M. Jacobson, et al. v. PaineWebber, Inc., et al., making allegations substantially similar to those in the New York Limited Partnership Actions, but limited in subject matter to the sale of the Pegasus partnerships, and without a RICO claim. The plaintiffs in the Jacobson case simultaneously remained as participants in the New York Limited Partnership Actions, and subsequently sought to intervene in that action and to

                                  TWENTY-SEVEN

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


be named class representatives for a separate subclass that they asked the Court to establish consisting of investors in the Pegasus partnerships. The court in the New York Limited Partnership Actions has not yet ruled on their request.

Three actions were filed in the District Court for Brazoria County, Texas, relating to the sale and sponsorship of interests in the Partnership and an affiliated partnership. The complaints make state law claims, specifically, common law fraud, conspiracy, violations of section 27.01 of the Texas Business and Commerce Code, fraud in the inducement, negligent misrepresentation, negligence, breach of fiduciary duty, violations of the Texas Securities Act, and violations of the Texas Deceptive Trade Practices Act. The plaintiffs seek unspecified damages, including attorneys' fees, reimbursement for all sums invested by them in the partnerships, exemplary damages, and treble damages under the Texas Deceptive Trade Practices Act. All three actions have been removed to federal court and two have been transferred to the United States District Court for the Southern District of New York. The third action has been dismissed with the consent of the parties on the grounds that it is duplicative of the two actions now before the federal court in New York.

In February 1996, approximately 150 plaintiffs filed an action entitled Abbate
v. PaineWebber Inc. in Sacramento, California Superior Court against PaineWebber Incorporated and various affiliated entities concerning the plaintiff's purchases of various limited partnership interests. The complaint alleges, among other things, that PaineWebber and its related entities committed fraud and misrepresentation and breached fiduciary duties allegedly owed to the plaintiffs by selling or promoting limited partnership investments that were unsuitable for the plaintiffs and by overstating the benefits, understating the risks and failing to state material facts concerning the investments. The complaint seeks compensatory damages of $15 million plus punitive damages.

Under certain limited circumstances, pursuant to the Partnership Agreement and other contractual obligations, PaineWebber and its affiliates, including the Administrative General Partner could be entitled to indemnification from the Partnership for expenses and liabilities in connection with this litigation. The General Partners are unable to determine the effect, if any, of these actions on the Partnership's financial statements taken as a whole.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of certain financial instruments, whether or not reported on the balance sheet. Where quoted market prices are available the values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used including the discount rate and estimates of future case flows. In addition, SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements including leased aircraft owned by the Partnership. Therefore, the aggregate fair value amounts presented do not purport to represent and should not be considered representative of the underlying market value of the Partnership.

The methods and assumptions used to estimate the fair value of each class of the financial instruments are described below.

CASH EQUIVALENTS. For cash equivalents, carrying value approximates fair value.

RESTRICTED CASH. For restricted cash, carrying value approximates fair value.

RENTS AND OTHER RECEIVABLES. For rents and other receivables, carrying value approximates fair value.

PREPAID EXPENSES. For prepaid expenses, carrying value approximates fair value.

NOTES PAYABLE. For notes payable, carrying value approximates fair value.

DISTRIBUTION TO PARTNERS. For distribution to partners, carrying value approximates fair value.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES, PAYABLE TO AFFILIATES, AND ACCRUED INTEREST PAYABLE. For accounts payable and accrued expenses payable to affiliates, and accrued interest payable, carrying value approximates fair value.

MAINTENANCE RESERVES PAYABLE. For maintenance reserves payable, carrying value approximates fair value.

DEFERRED RENTAL INCOME. For deferred rental income, carrying value approximates fair value.

                                  TWENTY-EIGHT

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


                              REPORT OF INDEPENDENT
                              ---------------------
                                   ACCOUNTANTS

                               FEBRUARY 15, 1996*



To the Limited Partners of Pegasus Aircraft Partners II, L.P.

We have audited the accompanying financial statements as listed on page 13 of this report. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pegasus Aircraft Partners II, L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

As discussed in Note 9 to the Financial Statements, there is litigation pending against among others, the Administrative General Partner and affiliates of the Administrative General Partner. The ultimate outcome of this litigation and its effects if any, on the Partnership cannot presently be determined.





COOPERS & LYBRAND L.L.P.
New York, New York

*except as to Note 9 for which the date is March 19, 1996.





                                   TWENTY-NINE

                       PEGASUS AIRCRAFT PARTNERS II, L.P.



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  ---------------------------------------------
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

The Partnership owns and manages a diversified portfolio of leased commercial aircraft and makes quarterly distributions to the partners of net cash flow generated by operations. In certain situations, the Partnership may retain cash flow from operations to finance authorized capital expenditures.

Cash distributions declared by the Partnership were approximately $11.7 million ($1.60 per Unit) in each of 1995, 1994 and 1993, respectively. Cash distributions paid during 1995, 1994 and 1993 were also $11.7 million, for each of the three years. Net cash provided by operating activities was $17.6 million in 1995, $14.2 million in 1994 and $10.8 million in 1993. In the aggregate, for this three-year period, net cash provided by operating activities totaled $42.6 million and cash distributions declared by the Partnership totaled $35.17 million. In 1995, the Partnership received the A-300 Lease Settlement proceeds, a portion of which was accounted for under the cost recovery method and thus, was not included in cash from operations.

Partnership equity declined by approximately $9,706,000 from December 31, 1994 to December 31, 1995 as a result of the declaration of cash distributions to the partners in excess of the Partnership's net income. This resulted primarily from the fact that, unlike net income, cash flow generated from operations, which is the source of the cash utilized to make the distributions, is not reduced by depreciation expense and provisions for decline in market value of aircraft attributable to the Partnership's aircraft.

Distributions may be characterized for tax, accounting and economic purposes as a return of capital, a return on capital or both. The portion of each cash distribution by a partnership that exceeds its net income may be deemed a return of capital. Based on the amount of net income reported by the Partnership for accounting purposes, approximately 83%, 88%, and 87% respectively, of the cash distributions paid to the partners for the years ended December 31, 1995, 1994, and 1993, respectively, constituted a return of capital. Also, based on the amount of cumulative net income reported by the Partnership for accounting purposes, approximately 83% of the cash distributions paid to the partners from the inception of the Partnership through December 31, 1995 constituted a return of capital. However, the total actual return on capital over the Partnership's life can be determined only at the termination of the Partnership after all cash flows, including proceeds from the sale of the aircraft, have been realized.

In January 1995, Continental announced that it was grounding its fleet of Airbus Industrie A-300 aircraft, including the A-300 aircraft leased to it by the Partnership, and notified the Partnership of its intention to return the aircraft to the Partnership. Continental paid $150,000 of the $312,000 monthly payment due in February through May 1995. The Partnership entered into negotiations with Continental regarding the settlement of the lease obligations and the return of the aircraft and the restructuring of the lease of the DC-10-10 Aircraft and on November 15, 1995, the Partnership reached agreements with Continental regarding both. ("A-300 Lease Settlement") and ("DC-10 Restructuring").

Under the terms of the A-300 Lease Settlement, the Partnership received a cash payment of approximately $3,721,000, including $325,000 as reimbursement for certain integration and transaction expenses and (i) title to a Boeing 727-200 advanced aircraft subject to lease with Continental for a term of approximately 26 months at a lease rate of $85,000 per month and (ii) title to a second Boeing 727-200 advanced aircraft subject to a lease with Continental for a term of approximately 42 months at a lease rate of $85,000 per month. Additionally, the Partnership received approximately $557,000 as an economic settlement in lieu of Continental performing certain maintenance work and meeting the return conditions required by the lease.

Under the DC-10 Restructuring, the Partnership received a cash payment of $3,100,000, the term of the lease was amended to change the lease expiration date from May 31, 1997 to October 31, 1996 and reduce prospectively the monthly lease payments from $252,000 to $135,000, effective September 15, 1995. All other terms and conditions of the DC-10-10 lease remain unchanged.

The A-300 Lease Settlement and DC-10 Restructuring were principal reasons for the increased liquidity and provided the Partnership with the leased Boeing 727 advanced aircraft. The A-300 was off lease at December 31, 1995; the Partnership continues to re-market it.

At December 31, 1995, the Partnership had $9,024,000 of unrestricted cash and cash equivalents in excess of declared, but unpaid, distributions to the partners. This represents an increase from a similarly computed amount at December 31, 1994 of $1,582,000. The overall increase in the Partnership's liquidity resulted primarily from the proceeds received relating to the A-300 Lease Settlement and the DC-10 Restructuring partially offset by the reduction in lease rents received with respect to the A-300 from Continental and the default by the subsequent lessee. (See Item 8, Financial Statements, Footnote 5, "Leased Aircraft" or Footnote 9, "Lessee Default.") Additionally, in 1995, the lender that held a security interest in a cash collateral


                                     THIRTY

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


account collateralizing the Partnership's obligation under a letter of credit released its interest in the account that aggregated $455,000. Such cash was previously included in restricted cash. Distribution rates in 1995 were the same as 1994. Rent and other receivables decreased $1,012,000 from $3,569,000 at December 31, 1994 to $2,557,000 at December 31, 1995. This decrease is primarily the result of the continued repayment by Continental of deferred rentals and the repayment of advances by Continental, TWA and Aeromexico during 1995. This was partially offset by the rent deferrals provided to Kiwi and TWA during 1995.

The payable to affiliates increased $442,000 from $451,000 at December 31, 1994 to $893,000 at December 31, 1995 principally due to (i) the voluntary deferral by the Administrative General Partner of management fees and re-lease fees otherwise payable with respect to the period commencing January 1, 1995 and (ii) the fees associated with the A-300 Lease Settlement and the DC-10 Restructuring, which were unpaid at December 31, 1995.

Deferred income increased $3,733,000 from $939,000 at December 31, 1994 to $4,672,000 at December 31, 1995. This increase was attributable to proceeds received in connection with the A-300 Lease Settlement and the DC-10 Lease Restructuring. Such proceeds are being recognized as income ratably over the various lease terms.

In order to finance the expenditures for the maintenance work and the capital improvements to the aircraft leased to Aeromexico during July 1992, aircraft leased to Kiwi, and the aircraft re-leased to TWA during 1993, as well as the various advances to Continental and TWA, the Partnership established two loan facilities that permitted the Partnership to borrow up to $10.5 million. At December 31, 1995, the Partnership's borrowings, net of repayments, totaled $6,638,000. While the Partnership currently holds significant operating reserves, the Partnership, in the future, may require additional financing to fund future maintenance or modification work to aircraft. The Partnership can borrow up to 35% of the original offering proceeds from the sale of units. Any such borrowings will only be made if the General Partners believe such borrowings will enhance portfolio value. The Partnership cannot utilize borrowings to purchase aircraft. However, there can be no assurance that the Partnership would be able to obtain any additional borrowings, if required.

Based upon the operating cash reserves held at December 31, 1995 and the leases currently in place, the Partnership anticipates being able to maintain current cash distribution levels through 1996. The Partnership continues to actively re-market the A-300, which is currently off lease. It is antici- pated that the A-300 will require a heavy maintenance check in connection with its re-marketing. The work required is estimated to cost $1,400,000. As part of the A-300 Settlement, the Partnership received $557,000 settlement in lieu of Continental meeting certain return conditions required by the lease. Such amount was accounted for as a reserve for maintenance and will be utilized to fund a portion of such maintenance. It is anticipated the Partnership will utilize a portion of the operating reserves to fund the balance of work required. Additionally, the lease of the DC-10-10 will expire in October 1996, unless renewed. Finally, because of the need to comply with FAA mandated Stage III Noise Reduction regulation, Kiwi may require the Partnership to hushkit (upgrade to Stage III) one or both of the 727-200 aircraft leased to Kiwi. If the Partnership elects to do such work, estimated to cost $1.9 million for the non-advanced aircraft and approximately $3 million for the advanced aircraft, it will utilize operating reserves and borrowings. However, there can be no assurance that additional borrowings could be obtained. If the Partnership elected not to do the work, Kiwi could terminate the leases. Partnership cash flow would be negatively impacted during any re-marketing period. Additionally, significant costs could be incurred in redeployment.


LITIGATION

In November 1994, a series of purported class actions (the "New York Limited Partnership Actions") were filed in the United States District Court for the Southern District of New York concerning PaineWebber Incorporated's sale and sponsorship of various limited partnership investments, including those offered by the Partnership. The lawsuits were brought against PaineWebber Incorporated and PaineWebber Group, Inc. (together, "PaineWebber"), among others, by allegedly dissatisfied partnership investors. In March 1995, after the actions were consolidated under the title In re: PaineWebber Limited Partnerships Litigation, the plaintiffs amended their complaint to assert claims against a variety of other defendants, including Air Transport Leasing Inc., an affiliate of PaineWebber and the Administrative General Partner in the Partnership ("Administrative General Partner").

The amended complaint in the New York Limited Partnership Actions alleged, among other things, that, in connection with the sale of interests in Pegasus Aircraft Partners II, L.P., PaineWebber and the Administrative General Partner
(1) failed to provide adequate disclosure of the risks involved with the Partnership; (2) made false and misleading representations about the safety of the investment and the Partnership's anticipated performance; and (3) marketed the Partnership to investors for whom such investments

                                   THIRTY-ONE

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


were not suitable. The plaintiffs also alleged that following the sale of the Partnership investments, PaineWebber and the Administrative General Partner misrepresented financial information about the Partnership's value and performance. The amended complaint alleged that PaineWebber and the Administrative General Partner violated the Racketeer Influenced and Corrupt Organizations Act ("RICO") and the federal securities laws. The plaintiffs sought unspecified damages, including reimbursement for all sums invested by them in the Partnership, as well as disgorgement of all fees and other income derived by PaineWebber from the Partnership. In addition, the plaintiffs also sought treble damages under RICO.

On May 30, 1995, the US District Court certified class action treatment of the plaintiffs' claims in the New York Limited Partnership Actions.

In January 1996, PaineWebber signed a memorandum of understanding with the plaintiffs in the class action outlining the terms under which the parties have agreed to settle the case. Pursuant to that memorandum of understanding, PaineWebber irrevocably deposited $125 million into an escrow fund under the supervision of the United States District Court for the Southern District of New York to be used to resolve the litigation in accordance with a definitive settlement agreement and plan of allocation which the parties expect to submit to the court for its consideration and approval within the next several months. Until a definitive settlement and plan of allocation is approved by the court, there can be no assurance what, if any, payment or non-monetary benefits will be made available to unitholders in the Partnership.

In April 1995, two investors in the Pegasus limited partnerships filed a purported class action in the Circuit Court of the State of Illinois for Cook County entitled Robert M. Jacobson, et al. v. PaineWebber, Inc., et al., making allegations substantially similar to those in the New York Limited Partnership Actions, but limited in subject matter to the sale of the Pegasus partnerships, and without a RICO claim. The plaintiffs in the Jacobson case simultaneously remained as participants in the New York Limited Partnership Actions, and subsequently sought to intervene in that action and to be named class representatives for a separate subclass that they asked the Court to establish consisting of investors in the Pegasus partnerships. The court in the New York Limited Partnership Actions has not yet ruled on their request.

Three actions were filed in the District Court for Brazoria County, Texas, relating to the sale and sponsorship of interests in the Partnership and an affiliated partnership. The complaints make state law claims, specifically, common law fraud, conspiracy, violations of section 27.01 of the Texas Business and Commerce Code, fraud in the inducement, negligent misrepresentation, negligence, breach of fiduciary duty, violations of the Texas Securities Act, and violations of the Texas Deceptive Trade Practices Act. The plaintiffs seek unspecified damages, including attorneys' fees, reimbursement for all sums invested by them in the partnerships, exemplary damages, and treble damages under the Texas Deceptive Trade Practices Act. All three actions have been removed to federal court and two have been transferred to the United States District Court for the Southern District of New York. The third action has been dismissed with the consent of the parties on the grounds that it is duplicative of the two actions now before the federal court in New York.

In February 1996, approximately 150 plaintiffs filed an action entitled Abbate
v. PaineWebber Inc. in Sacramento, California Superior Court against PaineWebber Incorporated and various affiliated entities concerning the plaintiff's purchases of various limited partnership interests. The complaint alleges, among other things, that PaineWebber and its related entities committed fraud and misrepresentation and breached fiduciary duties allegedly owed to the plaintiffs by selling or promoting limited partnership investments that were unsuitable for the plaintiffs and by overstating the benefits, understating the risks and failing to state material facts concerning the investments. The complaint seeks compensatory damages of $15 million plus punitive damages.

Under certain limited circumstances, pursuant to the Partnership Agreement and other contractual obligations, PaineWebber and its affiliates, including the Administrative General Partner could be entitled to indemnification from the Partnership for expenses and liabilities in connection with this litigation. The General Partners are unable to determine the effect, if any, of these actions on the Partnership's financial statements taken as a whole.


RESULTS OF OPERATIONS

Substantially all of the Partnership's revenue was generated from the leasing of the Partnership's aircraft to commercial air carriers under operating leases.

Under the terms of the triple net leases, substantially all of the expenses related to the operation and maintenance of the aircraft during 1995 were paid for by the lessees or funded out of maintenance reserves collected. The direct lease expenses incurred by the Partnership represent the costs of providing insurance coverage for the Partnership's aircraft in excess of the amounts required to be carried by the lessees, trustee fees related to the ownership of the aircraft, the cost of the letter of credit required under the terms of the TBT

                                   THIRTY-TWO

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


lease on the McDonnell Douglas MD-81 leased to USAir and the amortization of costs incurred in connection with the Aeromexico leases.

The Partnership also records depreciation expense pertaining to the aircraft and incurs interest expense and certain general and administrative expenses in connection with the operations of the Partnership. General and administrative expenses consist primarily of investor reporting expenses, transfer agent and audit fees, and the cost of accounting services.


IMPACT OF FUTURE ADOPTION OF RECENTLY ISSUED
ACCOUNTING STANDARDS

The Financial Accounting Standards Board recently issued FASB 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of " ("FAS 121"). FAS 121 requires companies to review their long-lived assets, such as the Partnership's aircraft, and certain identifiable intangibles for impairment whenever events and changes in circumstances indicate that the carrying value of a long lived asset may not be recoverable. The Partnership will be required to adopt the provisions of FAS 121 as of January 1996. The Partnership believes that based upon its operations and current methods used to evaluate declines in market value, the future adoption of FAS 121 will not have a material impact on the Partnership's financial position or results of operations.

1995 Compared to 1994

The Partnership's net income for the year ended December 31, 1995 ("1995 Period") was $2,019,000 as compared to $1,413,000 for the year ended December 31, 1994 ("1994 Period").

The increase in the Partnership's net income in the 1995 Period as compared to the 1994 Period was due primarily to the fact that the Partnership provided for a decline in market value of aircraft of $450,000 in the 1995 Period as compared to $2,600,000 in the 1994 Period, offset by a reduction in rental revenue principally due to the reduction in lease payments, and return of the aircraft to off lease status as the result of the A-300 Lease Settlement and subsequent default by Akdeniz.

Rental revenue decreased by approximately 10% or $1,511,000 for the 1995 Period, as compared to the 1994 Period, principally due to the recognition of reduced rental income in the 1995 Period with respect to the A-300 discussed above.

Interest income increased by 47% or $193,000 for the 1995 Period in comparison to the 1994 Period. This increase was primarily attributable to the interest income earned on the balances of the deferred rentals by TWA, Kiwi and Aeromexico, which were not outstanding during the 1994 Period as well as the cash received pursuant to the A-300 Lease Settlement and DC-10-10 Lease Restructuring, partially offset by continued repayments of advances and deferrals.

Depreciation and amortization decreased 1% or $54,000 in the 1995 Period as compared to the 1994 Period. The decrease was the result of the reserve for decline in market value of certain aircraft which the Partnership recorded at December 31, 1994, which reduced the depreciable basis of the related aircraft. This was offset by a change (reduction) to the estimated residual value of the DC-10-10, which resulted in an increase in related depreciation expense in the 1995 Period.

Provision for decline in market value in aircraft was $450,000 in the 1995 Period as compared to $2,600,000 in the 1994 Period. Such amounts reflected management's estimate of the recoverability of the value of the leased aircraft at the end of the respective periods based upon third party cash flows, third party appraisals and market conditions.

Management and re-lease fees for the 1995 Period increased by 2% or $22,000 in comparison to the 1994 Period. This increase was attributable primarily to the fees recognized with respect to the A-300 Lease Settlement (a portion of which was recognized under the cost recovery method) and the DC-10-10 Lease Restructuring, which was partially offset by a reduction in rental income recognized during 1995.

Interest expense for the 1995 Period increased by $85,000 or 11% in comparison to the 1994 Period primarily because of the increase in interest rates that increased the rate on the variable rate note payable, that was slightly offset by the continued repayment of the fixed rate loan.

General and administrative expenses increased by $61,000 or 26% in the 1995 Period as compared to the 1994 Period due to an increase in the level of certain administrative expenses, including transfer agent fees and legal expenses.

Direct lease expenses increased by 11% or $19,000 in the 1995 Period as compared to the 1994 Period. The increase of the 1995 Period as compared to the 1994 Period was due principally to expenses incurred in the first quarter in the 1995 Period associated with the Aeromexico transaction offset by a reduction in the letter of credit fee.

1994 Compared to 1993

The Partnership's net income for 1994 was $1,413,000 as compared to $1,549,000 for 1993.

                                  THIRTY-THREE

                       PEGASUS AIRCRAFT PARTNERS II, L.P.


The decrease in the Partnership's net income in 1994 as compared to 1993 was due principally to an increase in provision for maintenance cost and decline in market value of aircraft, an increase in management fees and re-lease fees and an increase in interest expense in 1994 compared to 1993. These items were partially offset by an increase in rental income and a decrease in depreciation. Additionally, in 1993, the Partnership recognized other income relating to payments in excess of maintenance expense totaling $737,000 and incurred maintenance and storage expense of $441,000. No such items were incurred in 1994.

Rental revenues for 1994 increased by $552,000 or 4% as compared to 1993. This resulted from the net effect of the additional rentals received from Kiwi with respect to the leases for the Partnership's two Boeing 727-200 aircraft, which were delivered to Kiwi during March and May 1993 (each of which was off-lease for part of 1993), and a decline in the monthly rental rates for two aircraft on lease to TWA when the TWA leases were modified and extended in April 1993.

Interest income increased by $67,000 or 20% for 1994 in comparison to 1993. This increase was attributable to the interest income earned with respect to the advances which were made to TWA during April 1993 (and thus were not outstanding for all of 1993) as well as an increase during the period in cash available for short-term investments. These were partially offset by declining interest income earned on deferrals and advances as amounts were repaid and principal balances reduced.

Depreciation and amortization decreased $307,000 or 3% for 1994 as compared to 1993. This decrease was the result of reduced depreciation expense recognized in 1994 with respect to the Boeing 727-200 advanced aircraft leased to Kiwi as a result of the reserve for decline in market value of the aircraft, which the Partnership recorded at December 31, 1993. This decrease was partially offset by additional depreciation expense attributable to the 1993 and 1994 capital improvements made to the aircraft leased to Kiwi and TWA.

The Partnership recorded a provision for decline in market value of aircraft of $2,6000,000 and $2,175,000 for 1994 and 1993, respectively, to reflect the General Partners' estimate of recoverability of the investment in certain aircraft.

Management and re-lease fees for 1994 increased by $195,000 or 21% in comparison to 1993 primarily because, pursuant to the terms of the Partnership Agreement, the amount of the subordinated incentive management fee increased from 3.0% to 4.5% of quarterly cash flow effective September 1993 and, to a lesser extent, because of re-lease fees recognized in respect of the new Kiwi leases in 1993 and TWA renewals in 1994. These transactions were only subject to the re-lease fee for a portion of 1993.

Interest expense in 1994 increased by $143,000 or 23% in comparison to 1993 primarily because the Partnership borrowed $4,000,000 during the second quarter of 1993 (and thus was not outstanding for all of 1993), as well as an increase in interest rates which increased the rate on the variable rate note payable.

Other income was $81,000 in 1994 as compared to $812,000 in 1993. The amount recognized in 1994 represents the recognition of a portion of the deferred income established in connection with the receipt of the Kiwi stock. Due to Kiwi's operating and financial problems, the Partnership stopped amortizing the deferred income at September 30, 1994. Furthermore, in 1993, the Partnership recognized $737,000 of other income representing the difference between a payment received from a lessee upon the return of an aircraft as a final settlement in lieu of meeting return conditions as required under the lease and the cost required to complete such maintenance and the recognition of $75,000 of the deferred income established in connection with the receipt of the Kiwi stock.

General and administrative expenses decreased by approximately $9,000 or 4% in 1994 as compared to 1993. These expenses were generally consistent based upon the level of operations.

Direct lease expenses, which include trustees fees, letters of credit cost and insurance, increased by $18,000 or 12% in 1994 as compared to 1993 principally due to an increase in insurance related expenses.


INFLATION AND CHANGING PRICES

Inflation has had no material impact on the operations or financial condition of the Partnership from inception through December 31, 1995. However, market and worldwide economic conditions and changes in federal regulations have in the past, and may in the future, affect the airline industry and thus lease rates and aircraft values. Additionally, inflation and changing prices, may affect subsequent lease rates and the eventual selling price of the aircraft.

                                  THIRTY-FOUR

                       PEGASUS AIRCRAFT PARTNERS II, L.P.



                                   PARTNERSHIP
                                   -----------
                                    DIRECTORY


                       Pegasus Aircraft Partners II, L.P.

                             2424 SOUTH 130TH CIRCLE
                           OMAHA, NEBRASKA 68144-2596
                                 (800) 234-7342



                            Managing General Partner

                     PEGASUS AIRCRAFT MANAGEMENT CORPORATION



                         Administrative General Partner

                           AIR TRANSPORT LEASING, INC.



                                    Auditors

                            COOPERS & LYBRAND L.L.P.
                               NEW YORK, NEW YORK



                                  Legal Counsel

                             DERENTHAL & DANNHAUSER
                            SAN FRANCISCO, CALIFORNIA



                                 Transfer Agent

                            SERVICE DATA CORPORATION
                                 OMAHA, NEBRASKA











                    A copy of the Annual Report on Form 10-K,
                    as filed with the Securities and Exchange
                  Commission, will be furnished without charge
                        to limited partners upon request.



                                   THIRTY-FIVE